SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Cia. Paranaense de Energia - COPEL

Report of Independent Accountants on the
Limited Review of Quarterly Information (ITR)
September 30, 2003

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

To the Board of Directors and Shareholders Companhia Paranaense de Energia - COPEL

1. We have carried out a limited review of the Quarterly Information (ITR) of Companhia Paranaense de Energia - COPEL (parent company and consolidated) for the quarter ended September 30, 2003. This information is the responsibility of the Company’s management.

2. Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3. Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4. As mentioned in Note 34 to the quarterly financial information as of September 30, 2003, the Company and its subsidiaries have recognized, in current assets, receivables in the amount of R$ 20,684 thousand (June 30, 2003 - R$ 16,731 thousand) and, in current liabilities, payables in the amount of R$ 1,720 thousand (June 30, 2003 - R$ 25,683 thousand), related to the sale and purchase of energy in the Wholesale Energy Market (MAE). These amounts, which take into consideration the injunction that suspended the liquidation of the amounts determined by ANEEL Decision 288 and Resolution 395, may be subject to changes depending on the judgment of the injunction and of the legal actions filed by market participants regarding the interpretation of prevailing market rules.

5. The reviews of the Quarterly Information (ITR) as of and for the quarters and periods ended June 30, 2003 and September 30, 2002, presented for comparative purposes, were audited by other independent accountants, who issued reports, dated August 18, 2003 and November 8, 2002, respectively, containing: (i) an emphasis paragraph as to the fact that the Company and its subsidiaries recognized, in current assets, amounts receivable and, in current liabilities, amounts payable, related to the sale and purchase of energy carried out in the Wholesale Energy Market (MAE), based on the calculations prepared and disclosed by MAE (September 30, 2002 – the amounts include management estimates), in amounts identified at the related dates, and that these amounts may be subject to changes that may arise from the judgment of the legal actions filed by market participants regarding the interpretation of prevailing market rules; (ii) an emphasis paragraph as to the fact that the statement of cash flow, presented in the mentioned quarterly information, was also subject to the same review procedures and is fairly presented, in all material respects, in relation to the quarterly information taken as a whole.

6. Our review was conducted with the objective of issuing a report on the Quarterly Information (ITR) referred to in the first paragraph. The consolidated statement of cash flow, presented in the Quarterly Information (ITR) to provide additional information on the Company, is not required by the accounting practices adopted in Brazil. The statement of cash flow for the quarter ended September 30, 2003 was subject to the limited review procedures described in the second paragraph and we are not aware of any material modifications that should be made in order that such information be fairly presented, in all material respects, in relation to the Quarterly Information (ITR) taken as a whole.

Curitiba, November 14, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" PR

Pedro Ozires Predeus	Carlos Alexandre Peres
Contador CRC 1SP061331/O-3 "S" PR	Contador CRC 1SP198156/O-7 "S" PR

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Unaudited Corporate Legislation September 30, 2003

Registration with the CVM does not imply anY analysis oF the company. company management is responsible for the accuracy of the information provided.

01.01 – IDENTIFICATION

1 - CVM CODE 01431-1	2 - COMPANY NAME Cia Paranaense de Energia - COPEL	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 76.483.817/0001-20
4 - State Registration Number – NIRE 41300036535

01.02 – HEAD OFFICE

1 – ADDRESS Rua Coronel Dulcidio, 800		2 – SUBURB OR DISTRICT Batel
3 – POSTAL CODE 80420-170		4 – MUNICIPALITY Curitiba		5 – STATE PR
6 – AREA CODE 41	7 – TELEPHONE 322-3535	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11 – AREA CODE 41	12 – FAX 224-4312	13 – FAX	14 – FAX
15 – E-MAIL copel@copel.com

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Ronald Thadeu Ravedutti
2 – ADDRESS Rua Coronel Dulcidio, 800		3 – SUBURB OR DISTRICT Batel
4 – POSTAL CODE 80420-170		5 – MUNICIPALITY Curitiba		6 – STATE PR
7 – AREA CODE 41	8 – TELEPHONE 322-3535	9 – TELEPHONE 331-4343	10 – TELEPHONE	11 – TELEX
12 – AREA CODE 41	13 – FAX 331-3136	14 – FAX	15 – FAX
16 – E-MAIL ravedutti@copel.com

01.04 –General INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2003	12/31/2003	3	7/1/2003	9/30/2003	2	4/1/2003	6/30/2003
9 – INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes				10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Pedro Ozires Predeus				12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 005.474.508-00

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	Current Quarter 9/30/2003	Prior quarter 6/30/2003	Same quarter in prior year 9/30/2002
Paid-up capital
1 – Common	145,031,080,782	145,031,080,782	145,031,080,782
2 – Preferred	128,624,295,488	128,624,295,488	128,624,295,488
3 – Total	273,655,376,270	273,655,376,270	273,655,376,270
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP State Government Holding
4 –ACTIVITY CODE 1990200 – Electricity services
5 – MAIN ACTIVITY Generation, transmission, sale and distribution of energy
6 – TYPE OF CONSOLIDATION Partial
7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without Exceptions

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM 01	2 – CNPJ 00.535.681/0001-92	3 – NAME Companhia Paranaense de Gás

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 –NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (UNITS)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
11/20/2003

02.01 - Balance Sheet - Assets (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2003	4 –6/30/2003
1	Total assets	6,605,249	6,519,278
1.01	Current assets	59,203	79,272
1.01.01	Cash and banks	40,764	18,137
1.01.02	Receivables	18,439	61,135
1.01.02.03	Dividends receivable	9,859	54,016
1.01.02.04	Services in progress	1,250	1,251
1.01.02.06	Taxes and social contributions	4,297	3,291
1.01.02.09	Other receivables, net	3.033	2,577
1.01.03	Inventories	0	0
1.01.04	Other	0	0
1.02	Long-term receivables	1,545,418	1,463,963
1.02.01	Sundry receivables	241,716	204,420
1.02.01.03	Taxes and social contributions	166,254	129,124
1.02.01.04	Judicial deposits	73,819	73,236
1.02.01.06	Other receivables	1,643	2,060
1.02.02	Related companies	1,303,702	1,259,543
1.02.02.01	Associated companies	36,970	36,733
1.02.02.02	Subsidiaries	1,266,732	1,222,810
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,000,628	4,976,043
1.03.01	Investments	5,000,628	4,976,043
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in subsidiaries	4,996,290	4,932,115
1.01.01.03	Other investments	4,338	43,928
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES and Stockholders’ Equity (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2003	4 – 6/30/2003
2	Total liabilities	6,605,249	6,519,278
2.01	Current liabilities	178,657	97,999
2.01.01	Loans and financing	31,592	18,543
2.01.02	Debentures	33,227	32,073
2.01.03	Suppliers	665	555
2.01.04	Taxes, charges and contributions	107,176	45,884
2.01.05	Dividends payable	637	638
2.01.06	Provisions	52	192
2.01.07	Payable to related companies	0	0
2.01.08	Other	5,318	114
2.02	Long-term liabilities	1,440,209	1,429,057
2.02.01	Loans and financing	608,884	598,178
2.02.02	Debentures	600,698	596,600
2.02.03	Provisions	230,627	234,279
2.02.04	Payable to related companies	0	0
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Stockholders’ equity	4,986,383	4,992,222
2.05.01	Paid-up capital	2,900,000	2,900,000
2.05.02	Capital reserves	817,292	817,292
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	1,008,786	1,008,786
2.05.04.01	Legal	157,438	157,438
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	851,348	851,348
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Retained earnings (accumulated losses)	260,305	266,144

03.01 – STATEMENT OF INCOME (R$ thousand

1 – CODE	2 – DESCRIPTION	3 – 7/1/2003 to 9/30/2003	4 – 1/1/2003 to 9/30/2003	5 – 7/1/2002 to 9/30/2002	6 – 1/1/2002 to 9/30/2002
3.01	Gross sales and/or services	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services	0	0	0	0
3.04	Cost of sales and/or services	(64,424)	(65,981)	(1,182)	(5,853)
3.04.01	Personnel	(624)	(1,890)	(801)	(2,440)
3.04.02	Employee benefit plans	(23)	(43)	0	0
3.04.03	Material	(2)	(3)	0	(3)
3.04.04	Third party services	(723)	(773)	(417)	(3,431)
3.04.10	Other operating expenses	(63,052)	(63,272)	36	21
3.05	Gross profit (loss)	(64,424)	(65,981)	(1,182)	(5,853)
3.06	Operating income (expenses)	62,160	327,732	(143,904)	(44,520)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(2,014)	(6,772)	11,910	11,509
3.06.03.01	Financial income	3,901	13,456	17,230	31,695
3.06.03.02	Financial expenses	(5,915)	(20,228)	(5,320)	(20,186)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiary and associated companies	64,174	334,504	(155,814)	(56,029)
3.06.06.01	Equity accounting	64,174	334,443	(155,812)	(56,081)
3.06.06.02	Other	0	61	(2)	52
3.07	Operating profit (loss)	(2,264)	261,751	(145,086)	(50,373)
3.08	Non-operating results	(39,643)	(39,667)	(13)	(20)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(39,643)	(39,667)	(13)	(20)
3.09	Income (loss) before taxation and participations	(41,907)	222,084	(145,099)	(50,393)
3.10	Provision for income tax and social contribution	0	0	(19,924)	(26,248)
3.10.01	Income tax	0	0	(13,516)	(19,300)
3.10.02	Social contribution	0	0	(6,408)	(6,948)
3.11	Deferred taxation	36,068	38,221	26,698	26,698
3.11.01	Income tax	26,520	28,103	17,873	17,873
3.11.02	Social contribution	9,548	10,118	8,825	8,825
3.12	Statutory participation and contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	(5,839)	260,305	(138,225)	(49,943)
	Number of shares, except treasury (unit)	273,655,376,270	273,655,376,270	273,655,376,270	273,655,376,270
	Net income per share		0.00095
	Loss per share	(0.00002)		(0.00051)	(0.00018)

04.01 – Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated

1. Operations

Companhia Paranaense de Energia - COPEL (COPEL, Company or Parent Company) is a mixed-capital corporation controlled by the Paraná State Government. Its main activities, through its subsidiaries, are researching, planning, construction, and generation, transformation, transportation, distribution and sale of energy, in any form, mainly electric energy. These activities are regulated by the National Electric Energy Agency (ANEEL), part of the Ministry of Mines and Energy. In addition, COPEL is authorized to participate in other consortia or companies, together with private companies, in the energy and telecommunication areas, in accordance with the applicable legislation.

The wholly-owned subsidiaries of COPEL, which are not publicly-traded, are as follows:

COPEL Geração S.A. – engaged in energy generation, it has 18 power plants in operation, of which 17 are hydroelectric plants and 1 is a thermoelectric plant, with installed capacity of 4,549.6 MW;

COPEL Transmissão S.A. – principally engaged in transmission services and transformation of electric energy, in addition to operating part of the national interconnected system located in the South region of Brazil, for the National Electric System Operator (ONS). It has 124 substations with voltages equal to or greater than 69 kV and 6,839.1 km of transmission lines;

COPEL Distribuição S.A. – engaged in the distribution and sale of electric energy, fuels and energy raw materials. It distributes electricity in 392 of the 399 municipalities in the State of Paraná, serving 98% of the consumers in the State, as well as the municipality of Porto União, State of Santa Catarina. Additionally, it serves independent consumers in the State of São Paulo;

COPEL Telecomunicações S.A. – engaged in the provision of telecommunication and communication services legally permitted;

COPEL Participações S.A. – engaged in holding ownership interests in other companies or consortia.

2. Presentation of Quarterly Information

The Quarterly Information is being presented in conformity with Corporate Law and accounting practices adopted in Brazil, together with specific regulations established by ANEEL and the rules of the Brazilian Securities Commission (CVM).

For better comparability, the Company made certain reclassifications in the Quarterly Information relating to the quarter ended September 30, 2002.

As supplementary information, we present in the form 16.01/ITR, the Statement of Cash Flow (Supplemental Table I).

The Notes to the Financial Statements at December 31, 2002, published in the official press on April 25, 2003, supplement the notes to this Quarterly Information, which is published in summarized form.

a) Consolidated Quarterly Information

The Consolidated Quarterly Information is presented in conformity with CVM Instruction 247/1996 and includes the wholly-owned subsidiaries COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações. The balance sheet and statement of income of each subsidiary are presented in Note 37.

In the consolidation of the Quarterly Information, the investments in the subsidiaries stockholders’ equity, the balances of assets and liabilities and income and expenses arising from intercompany transactions were eliminated , so that the consolidated Quarterly Information effectively represent the balances and transactions with third parties.

The subsidiary Companhia Paranaense de Gás – Compagas is not included in the consolidated Quarterly Information because it does not materially affect the consolidated economic unit.

b) Accounting Practices

The main accounting practices adopted in the preparation of the Quarterly Information are consistent with those adopted for the financial statements at December 31, 2002.

c) Currency swap operation

The outstanding balance of the currency swap operation is not recorded in the balance sheet, but unrealized net gains and losses from this operation, calculated based on the contracted rates, are recognized, in compliance with the accrual basis of accounting, in the long-term liabilities account, Swap operation, in contra entry to the account Financial Expenses.

3. Cash and Banks

Financial institution		Company		Consolidated

	09.30.2003	06.30.2003	09.30.2003	06.30.2003
Cash and banks	149	56	32,401	23,340
Short-term investments
Federal banks	34,474	142	399,556	173,306
Private banks	6,141	17,939	69,098	169,382
	40,615	18,081	468,654	342,688

	40,764	18,137	501,055	366,028

4. Consumers and Distributors

	Current	Overdue up to 90 days	Overdue more than 90		Consolidated

				09.30.2003	06.30.2003
Consumers
Residential	68,648	47,313	7,334	123,295	128,620
Industrial	65,363	5,535	5,237	76,135	80,656
Commercial	37,756	11,628	4,866	54,250	54,369
Rural	7,474	2,828	297	10,599	10,747
Public entities	17,239	6,372	19,837	43,448	42,451
Public lighting	2,257	1,479	4,780	8,516	25,690
Public service	7,167	319	198	7,684	8,242
Unbilled	97,113	-	-	97,113	90,960
Energy receivable in installments,	70,651	4,287	8,237	83,175	51,401
short-term
Energy receivable in installments,	42,948	-	-	42,948	37,090
long-term
Emergency capacity charges	6,656	3,127	3,484	13,267	12,103
Social tariff - low-income	7,998	-	-	7,998	39,012
consumers
Other	9,784	9,190	17,020	35,994	19,526
	441,054	92,078	71,290	604,422	600,867

Distributors Distribution
Short-term supply	-	-	1,759	1,759	1,759
MAE (Note 34)	20,379	-	305	20,684	16,731
Reimbursement of generating companies, short-term	15,728	-	8	15,736	16,432
Reimbursement of generating companies, long-term	24,417	-	-	24,417	26,375
Initial contracts	3,839	1,627	-	5,466	5,263
Bilateral contracts	21,467	-	-	21,467	19,161
	85,830	1,627	2,072	89,529	85,721

Transmission network
Electric network	306	-	-	306	306
Basic network	12,150	8	100	12,258	7,061
Connection network	16	8	7	31	22
	12,472	16	107	12,595	7,389

Total short-term	471,991	93,721	73,469	639,181	630,512
Total long-term	67,365	-	-	67,365	63,465

The Company has entered into agreements for installment payment of past-due energy bills with the Government, including Municipal Governments, and is implementing actions to reduce the default rate. Up to September 30, 2003, 121 municipalities have signed agreements for the installment payment of debts.

5. Allowance for Doubtful Accounts

The allowance for doubtful accounts was set up pursuant to the ANEEL Accounting Manual for the Electric Public Service. After a detailed analysis of past-due accounts receivable, management considered the following amounts to be sufficient to cover estimated losses on the realization of receivables:

.

	Consolidated	Additions	Charge-offs	Consolidated

	12.31.2002			9.30.2003
Consumers and distributors
Electric energy sold	19,616	7,577	-	27,193
Short-term supply	1,775	-	-	1,775
Municipal government debt installment plan	4,399	3,610	-	8,009
Distribution and other credits	10,744	9,412	-	20,156
	36,534	20,599	-	57,133

Other receivables
(Notes 6 and 9)	2,828	100	-	2,928

	39,362	20,699	-	60,061

6. Other Receivables, Net

	Current	Past due up to 90 days	Past due more than 90 days		Consolidated

				9.30.2003	6.30.2003
Telecommunication services	230	87	236	553	913
Dividends receivable	571	-	-	571	1,539
Services provided by third parties	11,706	866	3,916	16,488	11,768
Allowance for doubtful accounts	-	-	(1,188)	(1,188)	(1,149)
	12,507	953	2,964	16,424	13,071

7. Transfer of Recoverable Rate Deficit (CRC) to the Paraná State Government

Under an agreement dated August 4, 1994 and an amendment of September 1995, the remaining balance of the CRC account was negotiated with the Paraná State Government to be reimbursed in 240 monthly installments restated based on the General Price Index – Internal Availability (IGP-DI) and interest of 6.65% p.a. On October 1, 1997, the balance was renegotiated for payment in the following 330 months under the “price” system of amortization. The first installment matured on October 30, 1997 and the last one is due on March 30, 2025. The restatement and interest clauses of the original contract were maintained.

Of the balance of R$ 99,666 in current assets, in addition to installments falling due in the short term, R$ 79,115 refers to installments overdue from September 2002 to September 2003, restated through the Quarterly Information date.

The Company is negotiating the past-due installments, which will be paid by the Government.

On March 19, 2003, the Paraná State Government filed with the Ministry of Finance a request for the Federal Government’s assumption of Copel’s CRC balance. The request has been submitted for the analysis of the National Treasury Department.

8. Taxes and Social Contributions

	Company		Consolidated

	9.30.2003	6.30.2003	9.30.2003	6.30.2003
Current assets
Income tax and social contribution prepaid and to offset	4,297	3,291	-	-
Deferred income tax and social contribution (a)	-	-	6,900	5,858
ICMS recoverable (b)	-	-	60,788	59,291
	4,297	3,291	67,688	65,149
Long-term receivables
Deferred income tax and social contribution on (a)
Pension plan deficit - Plan III	-	-	124,400	124,992
Pension and assistance plans - CVM Deliberation 371	-	-	63,208	63,761
Temporary additions	131,223	96,346	173,874	138,275
Tax losses and social contribution loss carryforwards	12,878	11,686	81,472	79,131
Income tax and social contribution prepaid and to offset	22,153	21,092	22,154	21,092
ICMS recoverable (b)	-	-	112,957	122,226
	166,254	129,124	578,065	549,477
Current liabilities
Income tax and social contribution payable	-	-	39,521	8,002
Income tax/Social contribution on CVA deferral (a)	-	-	10,519	-
Withholding income tax	3	4	693	629
ICMS payable (c)	-	-	132,969	124,690
COFINS and PASEP payable	70	78	18,956	15,036
INSS (REFIS), net of payments (*) (d)	106,856	45,550	80,513	23,402
Other taxes	247	252	875	782
	107,176	45,884	284,046	172,541
Long-term liabilities
Income Tax/Social Contribution on CVA deferral (a)	-	-	73,045	60,199
	-	-	73,045	60,199

(*) In the consolidated

a) Deferred income tax and social contribution

The Company has deferred income tax calculated at the rate of 15%, plus 10% surtax, and deferred social contribution tax at the rate of 9%.

The provision for pension plan deficit is being recognized in conformity with the related debt amortization plan and the provision for assistance plan is being recorded as post-employment benefits are paid. Other provisions are recognized according to judicial decisions and realization of regulatory assets.

According to the tax legislation in force, tax loss and negative social contribution basis can be offset against future taxable income, up to the limit of 30% of taxable income, not subject to an expiry period.

Pursuant to CVM Instruction 371, of June 27, 2002, the expectation of realization of tax credits, recorded by the Company based on studies submitted to the appreciation of management, and approved by it, is presented as follows:

Consolidated Estimate of realization

2003	25,053
2004	76,864
2005	81,344
2006	100,440
2007	99,767
After 2008	10,026

393,494

These projections of future results will be reviewed by management again at the closing of 2003.

b) ICMS recoverable

The State Government approved, for COPEL Distribuição, the right to credit ICMS, in the original amount of R$ 167,485 , paid on Copel’s purchases of permanent assets. This credit is being discounted from ICMS payments over 48 months, consecutive or otherwise, restated based on the Conversion and Restatement Factor (FCA).

The Paraná State Government, through Decree 672, of February 27, 2003, annulled the extemporary ICMS tax credits and the offset against State debts in September 2002.

On April 1, 2003, through Decree 954, the State Government suspended the effects resulting from Decree 672, until a final decision is reached in the administrative proceedings to determine the lawfulness of the aforementioned administrative acts, including, if applicable, the Company’s defense at the administrative level.

Due to the suspension of Decree 672, Company management decided to maintain the recognition and use of the respective credits.

c) ICMS payable

Of the total of R$ 132,969 , the amount of R$ 51,690 (R$ 45,000 of principal and the balance of interest and monetary restatement) refers to transactions involving the purchase of ICMS credits from Olvepar – Indústria e Comércio, annulled by the Paraná State Government on February 27, 2003, through Decree 671.

On April 4, 2003, COPEL presented an administrative defense for the aforementioned lawsuit (deemed groundless by the appropriate authorities), in which a review of the assessment notice received was requested, and the maintenance of the right to take proper measures to preserve its rights and interests, in order to ensure the formerly lawful tax credits.

d) Tax Recovery Program (REFIS)

In 2000, the total debt included in the Tax Recovery Program (REFIS), established by Law 9964, of April 10, 2000, was R$ 89,766, originating from liabilities with the National Institute of Social Security (INSS). Of this amount, R$ 45,766 relating to interest was settled, with credits arising from income tax losses and social contribution tax loss carryforwards acquired from third parties.

In September 2003, the Company set up provision in the amount of R$ 62,185 (R$ 45,766 of interest and R$ 16,419 of monetary restatement) relating to the difference between statements received from that body and the Company’s accounting records.

REFIS was renegotiated by the Company for payment in 60 months; however, this has not yet been approved by the appropriate agencies. Accordingly, the total debt was recorded as short-term. Through September 30, 2003, 42 installments had been paid by COPEL. The amount of these installments was calculated based on total debt according to the installment payment period, and is adjusted by the Long-Term Interest Rate (TJLP).

9. Other Receivables

	Company		Consolidated

	9.30.2003	6.30.2003	9.30.2003	6.30.2003
Employees	2	3	10,737	11,325
Invoices in Installments Onda	3,025	2,499	3,024	2,499
Invoices in installments Onda - long-term	1,643	2,060	1,643	2,060
Guarantee deposits - long-term	-	-	8,000	8,733
Collateral deposit – STN contract - long-term
(Note 14.3)	-	-	28,213	27,794
IUEE - Municipal governments -long-term (Note 21)	-	-	7,374	7,374
Compulsory loans -long-term	-	-	6,570	6,428
Assets and rights for sale - long-term	-	-	1,858	1,858
Other receivables	6	75	(5,450)	3,627
Prepaid expenses and other credits - long-term	-	-	4,418	4,476
Allowance for doubtful accounts	-	-	(1,740)	(1,740)
	4,676	4,637	64,647	74,434

Total short-term	3,033	2,577	6,571	15,711
Total long-term	1,643	2,060	58,076	58,723

10. Compensation Account for Portion “A” Variations

Administrative Ordinance 25, of January 24, 2002, of the Ministries of Finance and of Mines and Energy, established the Compensation Account for Portion A Variations (CVA), with the purpose of recording the variations in cost in the period between the annual tariff adjustments, as from 2001, relative to the items provided for in concession contracts for electric energy distribution.

	Principal	Amortization	Net	Consolidated Net

			9.30.2003	6.30.2003
Recoverable CVA - tariff adjustment 2003
Electricity purchased for resale (Itaipu)	66,690	-	66,690	66,690
Transport of electricity purchased (Itaipu)	940	-	940	940
Use of transmission system (basic network)	32,333	-	32,333	32,333
Regulatory charges (CDE)	24,372	-	24,372	24,372
System service charges (ESS)	17,558	-	17,558	17,558
Monetary restatement (SELIC)	35,163	-	35,163	35,163
	177,056	-	177,056	177,056
Recoverable CVA - tariff adjustment 2004
Electricity purchased for resale (Itaipu)	9,187	-	9,187	-
Transport of electricity purchased (Itaipu)	733	-	733	-
Use of transmission system (basic network)	9,174	-	9,174	-
Regulatory charges (CDE)	24,372	-	24,372
System service charges (ESS)	15,346		15,346
Regulatory charges (CCC)	9,199	-	9,199	-
Monetary restatement (SELIC)	2,445	-	2,445	-
	70,456	-	70,456	-
	247,512	-	247,512	177,056

Total short-term			30,939	-
Total long-term			216,573	177,056

Administrative Ordinance 116, of April 4, 2003, postpones for 12 months the offset of the balance of the Compensation Account for Portion A Variations, for annual tariff adjustments occurring between April 8, 2003 and April 7, 2004.

The balance of CVA, the offset of which has been postponed under Administrative Ordinance 116, plus the CVA balance calculated over the subsequent 12 months under Administrative Ordinance 25, should be offset in the concessionaires’ electric energy tariffs over the 24 months subsequent to the annual tariff adjustment occurring between April 8, 2004 and April 7, 2005.

Ordinance 116 also establishes that for the purposes of calculating the electric energy tariff adjustment, the Compensation Account for Portion A Variations should also include the variations in the Energy Development Account (CDE) payments.

11. Receivables from Related Companies

The Company has the following net receivables from its subsidiaries and affiliated companies:

COMPANY

	9.30.2003	6.30.2003
Consolidated:
COPEL Geração S.A.
Repassed financing (a)	456,444	437,684
Repass Plan III - post-retirement benefits (Note 18)	(16.029)	(16,029)
Current accounts	(134,703)	(106,363)
	305,712	315,292
COPEL Transmissão S.A.
Repassed financings (a)	38,378	37,318
Repass Plan III -post-retirement benefit (Note 18)	(14.571)	(14,571)
Current accounts	10,614	6,012
	34,421	28,759
COPEL Distribuição S.A.
Repassed financings (a)	145,654	141,719
Repassed debentures (a)	532,182	520,524
Repass Plan III - post-retirement benefit (Note 18)	(39.343)	(39,343)
Current accounts	113,448	90,426
	751,941	713,326
COPEL Telecomunicações S.A.
Repass Plan III - post-retirement benefit (Note 18)	(2.841)	(2,841)
Current accounts	25,079	22,344
	22,238	19,503
COPEL Participações S.A.
Repass Plan III -post-retirement benefit (Note 18)	(73)	(73)
Current accounts	152,493	146,003
	152,420	145,930
Total consolidated	1,266,732	1,222,810
Not consolidated:
Foz do Chopim Energética Ltda.
Loan agreement	30,311	27,533
	30,311	27,533
Compagás
Loan agreement	6,659	9,200
	6,659	9,200
Total not consolidated	36,970	36,733

	1,303,702	1,259,543

a) Repass of financing and debentures

The Company repassed loans and financings to its wholly-owned subsidiaries upon their formation in 2001. However, contracts for which the legal transfer to the respective subsidiaries has not been formalized are recorded in the parent company’s books.

For the purpose of disclosure in the Quarterly Information, the balances of these transferred financings are presented separately, as accounts receivable from wholly-owned subsidiaries and as liabilities for loans and financings, in the amount of R$ 532,181 , at September 30, 2003 (Note 14).

Part of the debentures, in the amount of R$ 520,525, was also transferred to COPEL Distribuição, with the same accounting criteria as those in the prior paragraph (Note 15).

12. Investments

Investments are as follows:

	Company		Consolidated

	9.30.2003	6.30.2003	9.30.2003	6.30.2003
Wholly-owned subsidiaries (Note 37)
COPEL Geração S.A.	2,436,448	2,427,304	-	-
COPEL Transmissão S.A.	796,904	770,300	-	-
COPEL Distribuição S.A.	1,330,274	1,298,693	-	-
COPEL Telecomunicações S.A.	111,671	111,224	-	-
COPEL Participações S.A.	320,993	324,594	-	-
	4,996,290	4,932,115	-	-
Subsidiaries and affiliates (a)	-	-	479,956	475,467
Other investments
FINAM - Nova Holanda	7,761	7,761	7,761	7,761
FINAM	32,285	32,285	32,285	32,285
FINOR	9,870	9,870	9,870	9,870
Provision for losses on incentives	(47,900)	(8,310)	(47,900)	(8,310)
Real estate for future sale	-	-	8,788	8,790
Other investments	2,322	2,322	3,884	3,876
	4,338	43,928	14,688	54,272

	5,000,628	4,976,043	494,644	529,739

a) Subsidiaries and affiliated companies

	Investee quotaholders' equity	Ownership	Consolidated	Consolidated investment

	9.30.2003	(%)	9.30.2003	6.30.2003
Affiliates
Sercomtel S.A. Telecomunicações	244,142
Investment		45.00	109,864	107,539
Goodwill			19,537	20,594
Sercomtel Celular S.A.	40,312		-	-
Investment		45.00	18,141	17,822
Goodwill			2,688	2,833
Dominó Holdings S.A. (*)	473,143	15.00	70,971	69,207
Escoelectric Ltda. (*)	1,895	40.00	757	882
Copel Amec S/C Ltda. (*)	779	48.00	374	357
Dona Francisca Energética S.A.	(19,773)	23.03	-	1,406
Carbocampel S.A. (*)	635	49.00	311	331
Braspower International Engineering S/C Ltda.(*)	(418)	49.00	-	152
Centrais Eólicas do Paraná Ltda. (*)	3,916	30.00	1,175	1,112
Foz do Chopim Energética Ltda. (*)	31,947	35.77	11,428	9,971
UEG Araucária Ltda. (**)	(79,546)		-	-
Investment		20.00	-	-
Advances for future capital increase			125,990	134,539
Campos Novos Energia S.A. (*) (***)	387,153	16.73	63,406	42,659
Advances for future capital increase			3	20,750
Elejor - Centrais Elétricas Rio Jordão S.A. (***)	109,801	20.00	28,028	19,997
Onda Provedor de Serviços S.A. (*)	(435)	24.50	-	-
Provision for losses on investments			(1,871)	(62)
			450,802	450,089
Subsidiaries
Companhia Paranaense de Gás - Compagás (**)	57,164	51.00	29,154	25,378
			29,154	25,378

			479,956	475,467

(*) Not reviewed (**) Reviewed by other independent accountants (***) In preoperating phase

The investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. include goodwill in the amounts of R$ 19,537 and R$ 2,688, respectively. This goodwill is being amortized at the annual rate of 10%, which effect on results totaled R$ 3,606 in 2003 (R$ 3,171 and R$ 435) and the same amount up to the third quarter of 2002. The economic basis for the payment of goodwill on investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. was the expectation of future profitability and the 10-year amortization period, at the annual rate of 10%, results from the estimated return on investments based on the discounted cash flow.

13. Property, Plant and Equipment

	Restated cost	Accumulated depreciation	Net	Consolidated Net

			9.30.2003	6.30.2003
In service
Generation	4,192,186	(1,258,422)	2,933,764	2,937,323
Transmission	1,199,242	(363,502)	835,740	838,396
Distribution	2,848,001	(1,294,602)	1,553,399	1,543,317
Telecommunications	201,805	(78,260)	123,545	123,020
Participations	422	(169)	253	265
	8,441,656	(2,994,955)	5,446,701	5,442,321
In progress
Generation	171,399	-	171,399	190,960
Transmission	98,827	-	98,827	86,848
Distribution	175,760	-	175,760	180,982
Telecommunications	20,007	-	20,007	14,382
	465,993	-	465,993	473,172
	8,907,649	(2,994,955)	5,912,694	5,915,493
Special liabilities (a)
Transmission			(7,140)	(7,140)
Distribution			(662,263)	(650,172)
			(669,403)	(657,312)

			5,243,291	5,258,181

According to articles 63 and 64 of Decree 41019, of February 26, 1957, assets and installations used in the generation, transmission, distribution and sale are restricted to these services, and cannot be withdrawn, sold, ceded or given in mortgage guarantee without prior and express authorization from the Regulatory Agency. ANEEL Resolution 20/1999 regulated the disentailment of Electric Energy Public Service concessions assets, giving prior authorization for the disentailment of unused assets, when they are destined for sale, establishing that the proceeds from the sale be deposited in a restricted bank account for application in the concession.

According to ANEEL Resolution 44/1999 and Ordinance 96 of March 17, 1995 of the Ministry of Communications, the main annual depreciation rates are as follows:

%

Equipment	10.0
Reservoirs, dams and ducts	2.0
Structure and system conductor and power transformer (transmission)	2.5
Structure and system conductor and transformer (distribution)	5.0
Capacitors and distribution switches	6.7
Power transmission equipment (telecommunications)	10.0
Aereal and underground cables, wires and private commutation center	10.0

a) Special liabilities

These are liabilities linked to the Electric Energy Public Service Concession and represent funds provided by the Federal Government and consumers, as well as unconditional donations and grants for investments in the distribution activities. The maturity of these liabilities is that established by the regulatory authorities for transmission and distribution concessions, with settlement at the end of the concessions.

b) Electric Energy Universalization Plans

ANEEL, through Resolution 223, of April 29, 2003, established the general conditions for preparation of the Electric Energy Universalization Plan, with the purpose of serving new consumers or increasing the load, regulating the provisions of articles 14 and 15 of Law 10.438 of April 26, 2002, and establishing the responsibilities of the concessionaires and permittees of electric energy distribution public service.

14. Loans and Financings

As commented in Note 11, the Company’s loans and financings balance refers to obligations with financial institutions passed on to the wholly-owned subsidiaries; the legal transfer of these obligations is in the stage of formalization. The balance is composed as follows:

	Current
			Long-term		Company
	Principal	Charges	Principal	Total	Total

				9.30.2003	6.30.2003
Foreign currency
Eurobonds (1)	-	17,934	438,510	456,444	437,684
National Treasury (3)	9,627	4,031	170,374	184,032	179,037
	9,627	21,965	608,884	640,476	616,721

The consolidated loans are composed as follows:

	Current
			Long-term		Company
	Principal	Charges	Principal	Total	Total

				9.30.2003	6.30.2003
Foreign currency
Eurobonds (1)	-	17,934	438,510	456,444	437,684
BID (2)	27,451	2,393	178,432	208,276	217,282
National Treasury (3)	9,627	4,031	170,374	184,032	179,037
Banco do Brasil (4)	6,487	28	32,456	38,971	39,252
Eletrobrás (5)	-	14	88	102	90
	43,565	24,400	819,860	887,825	873,345
Local currency
Eletrobrás (5)	40,795	18	377,962	418,775	428,571
BNDES (6)	5,104	54	6,380	11,538	12,642
Banestado (7)	1,092	4	392	1,488	1,771
FINEP (8)	-	-	-	-	1,316
Other banks (9)	320	6	988	1,314	1,880
Fundação Copel (10)	-	-	-	-	6,058
	47,311	82	385,722	433,115	452,238

	90,876	24,482	1,205,582	1,320,940	1,325,583

(1) Eurobonds – Consists of Eurobonds issued on May 2, 1997, maturing on May 2, 2005, equivalent to US$ 150,000 thousand, with interest of 9.75% p.a. paid semi-annually, starting on November 2, 1997. This contract has certain debt covenants as follows:

  Holders of at least 20% of the principal of outstanding Eurobonds may notify COPEL and the Trustee that the principal plus accrued interest is due and payable if: (i) the Company or any subsidiary sell or desist to carry on the business conducted by them on the Eurobonds issuance date; or (ii) any substantial change in the nature of business occurs; or (iii) the State of Paraná ceases to hold at least 51% of the Company’s voting capital;

  The EBTIDA/financial expense ratio (consolidated) should be, at least, 2.5; and the total debt/EBTIDA ratio should be no more than 3.25 (consolidated).

The total debt/EBTIDA ratio resulted in a ratio higher than the one established in the debt covenant, due to the effects of the exchange variation of the U.S. dollar against the real, reflected under “Electricity purchased for resale” (Itaipu, CIEN and UEG Araucária) and “Financial expenses”, as they significantly affect the debt balance. Considering the exceptional economic scenario, mainly regarding the exchange variation, on June 27, 2003, Copel obtained from creditors a waiver in relation to noncompliance with this debt covenant, valid through August 29, 2003. The Company is negotiating the permanent waiver with the holders of the Eurobonds.

(2) Inter American Development Bank (BID) – Consists of a loan for the Segredo hydroelectric power plant and the Rio Jordão deviation project, released as from January 15, 1991, totaling US$ 135,000 thousand. The first payment of the principal was made on January 15, 1997, and interest is paid semi-annually up to 2011. Interest is calculated according to the funding rate determined by BID, which in the third quarter of 2003, was 5.51% p.a. The loan is guaranteed by mortgage and statutory liens, in addition to co-guarantee of the Federal Government. The contract has the following debt covenants, with which the Company is in compliance:

  The Company must take proper measures to obtain tariffs that cover all operating costs;

  The Company is prohibited to acquire its own shares and distribute any part of its capital without the bank’s prior authorization;

  During the Project performance, the Company cannot obtain other long-term loans if the general liquidity ratio is lower than 1.5, without the bank’s prior authorization;

  Liquidity ratio of 1.2, calculated by the ratio between current assets and total short-term commercial and bank financing, excluding the long-term portion and dividends to be reinvested;

  Ratio between long-term debt and stockholders’ equity should not exceed 0.9.

(3) National Treasury - The restructuring of medium and long-term debt, signed on May 20, 1998, relating to financings under Law 4131/62, is as follows:

Term Type of bond (years)		Final maturity	Grace period (years)	Consolidated

				9.30.2003	6.30.2003
Par Bond (a)	30	4.15.2024	30	47,368	45,834
Capitalization Bond (b)	20	4.15.2014	10	42,654	41,079
Debt Conversion Bond (c)	18	4.15.2012	10	37,749	36,976
Discount Bond (d)	30	4.15.2024	30	32,540	31,892
El Bond - Interest Bonds (e)	12	4.15.2006	3	9,563	9,392
New Money Bonds (f)	15	4.15.2009	7	7,027	6,899
FLIRB (g)	15	4.15.2009	9	7,131	6,965
				184,032	179,037

Interest rates and amortizations are as follows:

a. Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. until the final and sole amortization at the end of the contract.
b. Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. up to the end of the contract and amortization in 21 semi-annual installments, as from April 2004.
c. Debt Conversion Bond – Interest of six-month libor + 7/8% p.a. and amortization in 17 semi-annual installments, as from April 2004.
d. Discount Bond – Interest of six-month libor + 13/16% p.a. and sole amortization at the end of the contract.
e. El Bond – Interest Bond – Interest of six-month LIBOR + 13/16% p.a. and amortization in 19 semi-annual installments, beginning April 1997.
f. New Money Bond – interest of six-month LIBOR + 7/8% annually and amortization in 17 semi-annual installments, beginning April 2001.
g. FLIRB – Interest from 4.0% to 5.0% p.a. in the first years and six-month LIBOR + 13/16% p.a. after the sixth year until maturity, and amortization in 13 semi-annual installments, beginning April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the nonpayment of any installment of the financing, the credits in its centralized collection account, up to a limit sufficient to cover the payment of installments and other charges due at each maturity. For Discount Bond and Par Bond, there are escrow deposits of R$ 11,638 and R$ 16,575 (R$ 11,464 and R$ 16,330 , at June 30, 2003), respectively, accounted for in other long-term receivables (Note 9).

(4) Banco do Brasil S.A. – Consists of a loan in Japanese Yen for the gas substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to interest of 2.8% p.a. Guarantee is linked to its own revenue.

(5) Eletrobrás – Consists of loans funded by FINEL and the Global Reserve for Reversion - RGR for the expansion of the generation, transmission and distribution systems. Amortization started on June 30, 1996 and the final maturity is in August 2021. Interest of 5.5% and 6.5% p.a. and principal are paid on a monthly basis restated by the FINEL (Eletrobrás financing rate) index and UFIR. The contract passed on to COPEL Distribuição, with funds from BIRD, is subject to interest of 6.49% p.a.; the amount is guaranteed by the Federal Government. All contracts with Eletrobrás have the following debt covenants, with which the Company is in compliance:

  Commitment, until the final settlement of total agreement-related debts, not to assume other commitments exceeding 5% of its fixed assets and/or increase its indebtedness to a level above 66% of its fixed assets;

  Commitment to comply with Eletrobrás notice to review collaterals within 24 hours, in case of borrower privatization, under penalty of accelerated maturity of debt.

(6) BNDES – Consists of a loan used to finance the Rio Jordão deviation project, payable in 99 monthly installments, starting October 15, 1997. The loan is restated based on the TJLP (Brazilian long-term interest rate) limited to 60% thereof, plus a spread of 6% p.a. The guarantee is linked to COPEL revenues.

(7) Banco Banestado S.A. – Contracts of the Urban Development Fund signed on September 2, 1996 and July 23, 1998, to be amortized in 96 monthly installments by the “price” system, with a 12-month grace period, monthly restatement based on the TR and interest rate of 8.5% p.a.

(8) FINEP – Consists of a loan on September 13, 1996, to finance the Company’s laboratory equipment, payable in 49 monthly installments, beginning September 15, 1999, restated based on TJLP (limited to 60% thereof), plus interest of 6% p.a., guaranteed by the State of Paraná, and terminated on September 15, 2003.

(9) Other banks – Loans with commercial banks to finance the acquisition of electrical components, investments in distribution and transmission networks, and in renegotiation of part of the Company’s debts. The loans are subject to interest from 4% to 6% p.a., are indexed based on TJLP, TR and IGP-M, and are guaranteed by liens and the Company’s revenues.

(10) Fundação Copel – Purchase of buildings from Fundação Copel. The agreement establishes that Copel will pay for the buildings in 30 monthly installments, beginning April 30, 2001, calculated based on the “price” amortization method, with interest rate of 6% p.a. plus monthly restatement based on the variation of INPC – national consumer price index. Guarantee is provided based on promissory notes and a resolutory clause. The financing terminated on September 30, 2003.

a) Composition of loans by currency and index:

Currency (equivalent R$) / Index				Consolidated

	9.30.2003%		6.30.2003%
Foreign currency
U.S. dollar	640,578	48.49	616,811	46.53
Japanese yen	38,971	2.95	39,252	2.96
BID - currency basket	208,276	15.77	217,282	16.39
	887,825	67.21	873,345	65.88
Local currency
TR	1,488	0.11	1,771	0.13
URBNDES and TJLP	12,851	0.97	14,757	1.11
IGP-M	-	0.00	1,080	0.08
UFIR	15,913	1.20	17,596	1.33
FINEL	402,863	30.51	410,977	31.01
INPC	-	0.00	6,057	0.46
	433,115	32.79	452,238	34.12

	1,320,940	100.00	1,325,583	100.00

b) Variations in the principal foreign currencies and indexes used in the Company’s loans and financing:

Currency/Index			Variation (%)

	3rd quarter of 2003	3rd quarter of 2002	In 2002
U.S. dollar	(17.26)	67.85	52.27
Japanese yen	(11.90)	80.82	68.18
BID - currency basket	3.63	4.68	7.17
TR	3.88	1.92	2.85
URBNDES	4.02	2.73	3.71
IGP-M	7.11	10.54	25.30
FINEL	1.40	2.04	4.68
INPC	8.96	6.39	14.74

c) Maturity of long-term portion of loans and financing:

	Foreign currency	Local currency		Consolidated

			9.30.2003	6.30.2003
2004	6,889	10,570	17,459	45,531
2005	486,241	42,280	528,521	519,803
2006	46,154	36,548	82,702	81,623
2007	44,581	35,018	79,599	78,549
2008	44,581	33,831	78,412	77,362
2009	43,416	30,255	73,671	72,647
2010	35,760	29,063	64,823	64,377
2011	22,035	29,063	51,098	51,078
2012	6,117	29,063	35,180	35,620
2013	6,117	29,063	35,180	35,620
After 2013	77,969	80,968	158,937	151,036

	819,860	385,722	1,205,582	1,213,246

d) Changes in loans and financing:

Balances	Short-term	Foreign currency Long-term	Short-term	Local currency Long-term	Consolidated Total

At December 31, 2001	201,373	694,755	88,809	459,699	1,444,636
Proceeds	-	-	-	-	-
Capitalized interest	-	-	-	6,370	6,370
Interest	82,137	-	43,423	-	125,560
Monetary and exchange variations	46,368	365,661	3,831	19,242	435,102
Transfers	32,988	(32,988)	70,268	(70,268)	-
Amortizations	(292,309)	-	(133,910)	-	(426,219)
At December 31, 2002	70,557	1,027,428	72,421	415,043	1,585,449
Proceeds	-	-	-	-	-
Capitalized interest	-	-	-	44	44
Interest	52,278	-	28,346	-	80,624
Monetary and exchange variations	(11,258)	(166,313)	1,490	5,675	(170,406)
Transfers	41,255	(41,255)	35,040	(35,040)	-
Amortizations	(84,867)	-	(89,904)	-	(174,771)
At September 30, 2003	67,965	819,860	47,393	385,722	1,320,940

22 Debentures

Refers to the issuance of simple debentures, concluded on May 9, 2002, with full subscription in the total amount of R$ 500,000, divided into 3 series (R$ 100, R$ 100 and R$ 300, respectively), with a 5-year term and maturity on March 1, 2007. The 1st series may be repriced in March 2004, and the 2nd series in March 2005.

Debentures are non-preferred (chirographary), and guaranteed jointly and severally by COPEL’s wholly-owned subsidiaries. These debentures are in book entry form and nonconvertible into shares. These funds were used in the settlement of Euro-Commercial Paper and in the wholly-owned subsidiaries’ investment program from 2002 to 2004.

The remuneration of the 1st and 2nd series is equivalent to the Interbank Deposit (DI) rate variation (calculated and published by the Clearinghouse for the Custody and Financial Settlement of Securities – CETIP), expressed as an annual percentage, base 252 days, plus spread of 1.75% p.a. These debentures will be paid semi-annually on the first business day of March and September. The nominal unit value of 3rd series debentures will be remunerated as from the issuance date, March 1, 2002, based on the IGP-M, considering the number of working days, plus interest of 13.25% p.a. Interest will be annually paid on the first business day of March, restated based on the IGP-M in a single installment, together with the principal.

As of September 30, 2003, balance is as follows:

	Current portion Charges	Long-term Principal		Company and Consolidated

			9.30.2003	6.30.2003
Local currency
Debentures	33,227	600,698	633,925	628,673
	33,227	600,698	633,925	628,673

Of the Company’s balance, R$ 532,182 (R$ 520,524 on June 30, 2003) was passed on to COPEL Distribuição, in the same manner as loans and financing (Notes 11 and 37).

23 Suppliers

	Company		Consolidated

	9.30.2003	6.30.2003	9.30.2003	6.30.2003
Electricity network use charges
Connection	-	-	4,927	3,681
Basic network	-	-	26,696	21,012
Energy transport	-	-	2,447	1,862
	-	-	34,070	26,555
Electricity suppliers
ANDE (Paraguay)	-	-	3,680	3,657
Eletrobrás (Itaipu)	-	-	68,984	67,791
Concessionaires - MAE (Note 34)	-	-	1,720	25,683
Contracted firm energy	-	-	208,195	197,500
Itiquira Energética S,A,	-	-	5,098	12,856
Other concessionaires	-	-	27,603	9,116
	-	-	315,280	316,603
Materials and services
Compagás (Note 27)	-	-	100,595	45,705
Other suppliers - current	655	555	37,889	28,874
Other suppliers - long-term	-	-	889	889
	655	555	139,373	75,468

	655	555	488,723	418,626

Total current	655	555	487,834	417,737
Total long-term	-	-	889	889

The Company’s management is renegotiating agreements, and performing studies, evaluations, analyses and audits, aiming at improving contractual conditions for the Company. Accordingly, on February 25, 2003, the Company’s Board of Directors authorized the suspension of payments on the following contracts:

Tradener Ltda. – Intermediation agreement with COPEL Distribuição and COPEL Geração, related to the sale of surplus energy, entered into in 1988 and valid for 10 years.

There are pending lawsuits discussing the validity of the agreement, as well as the withdrawal of the Company from the partnership. A public civil action filed by the Public Affairs Ministry questions the legality of the services agreement between Tradener and COPEL.

Since January 2003, the Company has suspended the payment of commissions, awaiting legal decisions, because it understands that there was no intermediation in any purchase and sale of energy contract, and also because it is making further analyses, since the payment of a commission for contract intermediation between the concessionaires of the public energy service is prohibited.

Escoelectric Ltda. – Agreements with the Company, related to provision of services and implementation of transmission lines and substations, entered into in 1999 and 2001 and valid for 5 years.

UEG Araucária Ltda. – Agreement with COPEL, related to the purchase of firm energy, in the nominal amount of 484.3 MW, entered into on May 31, 2000 and valid for 20 years.

By means of an agreement for purchase and sale of firm energy and operation and maintenance of a natural gas thermoelectric plant, COPEL and UEG Araucária signed a commitment for exclusive sale to COPEL of all initial firm energy from the plant, in the amount of 484.3 MW. The responsibility for the operation and maintenance of UEG Araucária was assumed by COPEL on September 27, 2002, date on which the availability for commercial operation was informed.

The monthly amounts paid up to December 2002 refer to advance for future capital increase. As from January 2003, payments were suspended by the new management because of the discussion about the validity of the contract.

On April 1, 2003, UEG Araucária summoned the Company at the “Paris Court of Appeals”, for arbitration of pending payments and nonperformance of the agreement. On April 22, 2003, UEG Araucária forwarded a communication to COPEL informing the rescission of the agreement.

On June 22, 2003, COPEL filed with the Paraná State Court a declaratory action for nullity of the arbitration clause, and obtained a court injunction suspending the procedure, under penalty of application of a daily fine.

Based on the legal opinion issued by IDC (Civil Law Institute), prepared by renowned jurists, the Company’s management is of the opinion that the agreement is ineffective from the legal standpoint, since it was not ratified by ANEEL. Based on this definition, and on the communication of the agreement rescission by UEG Araucária, COPEL is no longer liable for monthly payments not yet due, either prior to or after the rescission date.

Additionally, the opinion states that the payment of the plant value, claimed in the amendment to the filing for arbitration, cannot be considered as due before the litigation’s final decision by the Brazilian courts.

The Company’s management, based on the legal opinion and the understanding that the agreement between the parties is ineffective, elected to reverse, as of June 30, 2003, the provisions made related to the monthly billings of the UEG Araucária agreement.

On August 14, 2003, the Company filed a new lawsuit against UEG Araucária, called Precautionary Action of Anticipated Production of Proofs, under no. 24.546/2003, in Curitiba. By means of this legal procedure, the Company intends to constitute proof in its favor regarding the demonstration of the current technical impossibility of operation of the plant in a continuous, safe and permanent manner. An expert examination will be carried out, where an expert chosen by the judge, based on questions previously presented by the Company and UEG Araucária, will issue a technical report with the conclusions. The Company and UEG Araucária will have their related technical assistants accompany the process and they, as well as the expert, will issue their conclusions on the same questions.

Companhia de Interconexão Energética – CIEN –COPEL and CIEN signed a commitment for purchase of firm energy, by means of two agreements of 400 MW each, totaling 800 MW of firm energy and associated energy, to be provided by CIEN in the 525 kV Itá substation (Santa Catarina).

With the purpose of resolving pending issues between COPEL and CIEN, the companies renegotiated the agreement, signing a “Memorandum of Understanding” on August 18, 2003. The renegotiation establishes the reduction of the agreement validity period, which will now be valid through December 31, 2009, whereas in the original wording the agreements would have a validity period of 20 years.

The total contracted volume is 400 MW with load factor of 01 (one), corresponding to 50% of each original agreement.

As to the invoices past-due and not paid, referring to 2002, as well as the invoices issued in 2003, the agreement establishes their cancellation, and no complaints or charges by the parties are allowed.

The annual amount approved in the revised agreement is R$ 395,000 , of which R$ 332,000 is for purchase of energy and R$ 63,000 for contractual renegotiation fees and guarantee for future rescheduling.

The Company elected to recognize the effects generated by the “Memorandum of Understanding” in the quarterly financial information as of June 30, 2003, and the renegotiation caused a net gain in the results for the first half of 2003, in the amount of R$ 246,150 . This effect is the result of reversals, both of the amount recorded in 2002 (R$ 89,930), and the amount recorded for the first half of 2003 (R$ 353,720 ). The new amount recorded for the CIEN agreement, up to the third quarter of 2003 was R$ 298,578 , less the amount recorded for 2002 (R$ 89,930), with R$ 208,648 charged to the expense account “Contracted firm energy”.

The amendment to formalize the agreement is being written and will be signed when ready.

Usina Hidrelétrica de Itiquira – Agreement with COPEL Distribuição, with intervention of Tradener Ltda., related to the sale of firm energy owned by Itiquira and not sold in the MAE through Tradener, entered into in 1999 and valid for 10 years.

In July 2003, the Company signed an amendment to the agreement, which significantly changed the original contractual conditions. There was a decrease in the amount agreed, exclusion of Tradener as the intervening and consenting party, exclusion of the arbitration clause and also changes in guarantees.

Compagas – Agreement for sale of natural gas, signed in 2000, exclusively for consumption by UEG Araucária for generation of electric energy, with duration of 20 years, as from the initial supply (2002).

Due to the litigation with UEG Araucária, the Company suspended the payments related to the purchase and sale of natural gas agreement (which would be necessary as a fuel used in the working of the plant, currently without operation or perspectives of when and whether it will work), and Compagas, in compliance with the contractual frameworks and clauses, made the related notifications to rescind the contract. Because the clause relating to the contractual fine in the case of rescission was not precise, Copamgas requested Petrobrás, with which it has a mirror agreement with the same terms signed with the Company, to determine the value of the contractual fine for presentation to the Company, which did not happen to date.

24 Payroll and Related Charges

	Company		Consolidated

	9.30.2003	6.30.2003	9.30.2003	6.30.2003
Payroll
Payroll, net	1	105	15	118
Payroll taxes and social charges	50	86	9,515	9,777
Consignment in favor of third parties	1	1	80	47
	52	192	9,610	9,942
Accrued payroll charges
Vacation and 13th salary	-	-	45,189	35,084
Payroll charges on vacation and 13th salary	-	-	16,519	11,132
	-	-	61,708	46,216

	52	192	71,318	56,158

25 Post-employment Benefits

The Company’s subsidiaries, through Fundação COPEL, of which they are sponsors, maintain retirement supplementation and pension plans (“Pension Plan”) and a plan for medical and dental assistance during and after employment (“Assistance Plan”) for employees and their dependents. Contributions to the plans are made by both the sponsors and the participants, based on actuarial calculations prepared by independent actuaries, following the standards applicable to private supplementary pension entities, to provide sufficient funds to cover future cash requirements arising from the benefit obligations.

With the creation of wholly-owned subsidiaries in 2001, the debt balance related to the change of the pension plan (Pension Plan III) in 1998, restated to that date, was transferred to them, financed in 210 monthly installments, indexed to the INPC and subject to interest of 6% p.a., with maturity beginning August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundação Copel to restrict their bank account balances, and the Company remained as the joint guarantor of any deficit arising from the granting of benefits.

The Company adopts the accounting practices introduced by CVM Deliberation No. 371 of December 13, 2000 for recording costs of pension and assistance plans, and charges on the debt assumed with Plan III.

The estimated costs of each plan for 2003, following the criteria established by CVM Deliberation nº 371/2000, are shown below. The amount recorded for the 3rd quarter of 2003 was R$ 69,446 (Note 26):

	Pension	Assistance	Consolidated
	plan	plan	Total

Cost of current service	4,235	4,274	8,509
Estimated interest cost	201,387	24,408	225,795
Expected return on plan assets	(139,437)	(1,899)	(141,336)
Estimated employee contributions	(373)	-	(373)
Total estimated	65,812	26,783	92,595

26 Regulatory Charges

		Consolidated

	30.09.2003	30.06.2003
RGR - Differences in 2000 and 2001 - current	11,020	14,693
Global reserve for reversion quota – RGR	4,947	4,947
Financial compensation - water resources	6,225	7,276
Fuel usage quota – CCC	12,275	12,183
Energy development quota – CDE	6,159	6,159
Inspection fee – ANEEL	465	465
FUST and FUNTEL taxes	13	16
Emergency capacity charges	15,331	14,770
	56,435	60,509

Totalcurrent	56,435	60,509
Total long-term		-

27 Consumers and Other Payables

		Company		Consolidated

	9.30.2003	6.30.2003	9.30.2003	6.30.2003
Consumers
Public lighting fee collected	-	-	19,300	20,908
Advance billing of electric power	-	-	105	106
Low-income consumers	-	-	1,151	1,460
Advances from customers - ICMS credit	-	-	6,164	2,057
Other	-	-	(41)	476
	-	-	26,679	25,007
Other payables
Collateral deposits	-	-	350	125
Compulsory loans - Eletrobrás	-	-	2,718	1,719
Insurance Company - Premium payable	-	-	2,982	-
Provision for labor contingencies	-	-	5,205	-
Other	5,318	114	3,056	2,918
	5,318	114	14,311	4,762

	5,318	114	40,990	29,769

28 Provisions for Contingencies

The Company is a party to labor, tax and civil lawsuits in different stages and courts. The Company’s management, based on the opinion of its legal counsel, recognized a provision for contingencies relating to lawsuits with probable chance of loss.

Considering the opinion of the legal area of applying a new structure of analysis to the processes, the Company’s management decided to keep the same provision set up to date.

	Escrow deposits (noncurrent assets)				Provisions (long-term liabilities)
		Consolidated		Company		Consolidated

	9.30.2003	6.30.2003	9.30.2003	6.30.2003	9.30.2003	6.30.2003
Labor	24,843	24,176	-	4,401	88,114	86,455
Civil:
Consumers	7	170	-	-	17,264	17,419
Rights of way	4,674	4,503	-	-	53,127	53,127
IUEE - municipal governments	-	-	-	-	7,374	7,374
Tax:
COFINS	-	-	197,549	197,550	197,549	197,550
PASEP	32,860	32,110	33,078	32,328	33,078	32,328
INSS (a)	40,959	40,963	-	-	11,165	11,165
Other escrow deposits	4,614	3,870	-	-	-	-

	107,957	105,792	230,627	234,279	407,671	405,418

a) INSS Escrow deposits related to INSS, in addition to deposits related to third-party services, include other lawsuits of the Company which are being contested and supported by escrow deposits.

29 Capital

As of September 30, 2003, capital is R$ 2,900,000, represented by shares (without par value) and main stockholders as follows:

Shareholders	Common				Preferred "A"	Preferred "B"	Total	Number of shares in thousands

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	28,210,943	22.0	66,509,718	24.3
Stock Exchanges (Brazil)	19,251,488	13.3	121,817	30.0	56,871,869	44.4	76,245,174	27.8
Stock Exchanges (ADRs)	323,676	0.2	-	-	42,983,163	33.5	43,306,839	15.8
Municipalities	184,295	0.1	14,715	3.5	-	-	199,010	0.1
Other	413,474	0.3	269,918	66.5	138,231	0.1	821,623	0.3
	145,031,081	100.0	406,450	100.0	128,217,845	100.0	273,655,376	100.0

At the General Meetings, each common share is entitled to one vote.

The preferred shares “A” do not have voting rights; however, they have priority in the redemption of capital and the right to dividend payments of 10% per year, non-cumulative, calculated on the capital stock of this class.

Preferred shares “B” do not have voting rights; however, they have priority in the distribution of minimum dividends, calculated at 25% of net income adjusted as prescribed by corporate law and the Company’s by-laws. The dividends to which Class “B” shares are entitled will have priority only in relation to common shares and will only be paid from profits remaining after the payment of priority dividends to preferred shares “A”.

In accordance with Article 17 and related paragraph of Law No. 6,404/1976, dividends attributed to preferred shares should be at least 10% higher than those attributed to common shares.

30 Operating Revenues

		Consolidated

	9.30.2003	9.30.2002
Consumers
Residential	995,744	899,033
Industrial	848,726	764,922
Commercial	529,276	460,482
Rural	122,953	106,177
Public entities	83,598	70,601
Public lighting	78,934	71,705
Public service	63,041	55,222
	2,722,272	2,428,142
Distributors
Initial contracts	23,962	20,674
Bilateral contracts	155,505	34,453
Short-term supply	1	275
Sales - MAE (Note 34)	41,624	104,894
	221,092	160,296
Revenue from network use
Electric network	4,028	248
Basic network	70,071	101,909
Connection network	105	102
	74,204	102,259
Revenue from telecommunications and other
Data communications and telecommunications services	23,422	25,041
	23,422	25,041
Other operating revenues
Provision of services	15,916	14,168
Leasing and rentals	21,443	18,337
Grants – CCC	7,160	5,807
Service charges	5,271	5,345
Other	1,207	602
	50,997	44,259

	3,091,987	2,759,997

31 Deductions from Operating Revenues

		Consolidated

	9.30.2003	9.30.2002
Taxes on income
COFINS	113,321	107,656
PASEP	26,395	23,325
ICMS	674,198	607,367
ISSQN	889	772
	814,803	739,120
Consumers' charges
Global reserve for reversion quota (RGR)	51,572	38,585
Emergency capacity charges	71,880	13,809
	123,452	52,394

	938,255	791,514

32 Personnel Expenses

		Company		Consolidated

	9.30.2003	9.30.2002	9.30.2003	9.30.2002
Salaries and wages	1,504	1,915	190,896	178,883
Payroll charges	386	525	69,084	63,838
Meal assistance to employees and education allowance	-	-	16,857	14,687
Indemnities and rescissions	-	-	16,591	5,131
(-) Transfers to construction in progress	-	-	(22,330)	(23,212)
	1,890	2,440	271,098	239,327

33 Pension and Assistance Plans

In the 3rd semester of 2003, expenses of pension and assistance plans were as follows:

	Pension	Assistance		Consolidated
	plan	plan	9.30.2003	9.30.2002

Retirees	49,359	20,087	69,446	56,402
Active employees	-	8,929	8,929	10,213
	49,359	29,016	78,375	66,615

34 Materials and Inputs for Electric Energy Generation

		Company		Consolidated

	9.30.2003	9.30.2002	9.30.2003	9.30.2002
Material
Material for use in electric system	-	-	8,980	10,358
Fuel and vehicle parts	-	-	11,766	9,515
Other	3	3	10,015	14,237
	3	3	30,761	34,110
Inputs for electric energy generation
Purchase of gas - Compagás	-	-	126,773	14,852
Fuel for electric energy generation	-	-	7,806	5,807
Other	-	-	9,612	197
	-	-	144,191	20,856

	3	3	174,952	54,966

35 Electricity Purchased for Resale

		Consolidated

	9.30.2003	9.30.2002
ANDE (Paraguay)	8,406	10,048
Eletrobrás (Itaipu)	288,230	333,365
Contracted firm energy (Note 16)	208,648	176,398
Dona Francisca Energética S.A.	21,842	-
MAE	27,925	-
Other concessionaires	40,846	17,898
	595,897	537,709

36 Other Operating Expenses

		Company		Consolidated

	9.30.2003	9.30.2002	9.30.2003	9.30.2002
FNDCT	-	-	3,712	1,588
Insurance	12	2	14,424	2,777
Taxes	2	-	11,324	9,033
Leasings and rentals	5	-	8,989	12,493
Provision for contingencies	1,040	-	3,634	-
Allowance for doubtful accounts (Note 5)	-	-	20,699	18,448
Donations, contributions and grants	-	50	395	5,896
Own consumption of electric energy	-	-	2,697	5,896
Indemnities	-	-	1,901	3,771
General expenses	45	4	5,336	3,072
Recovery of expenses and reversal of provisions	(17)	(77)	(16,025)	(18,106)
ICMS credit - Permament assets - 1991/1996	-	-	-	(79,584)
Reversal of the Estimate of MAE Billings	-	-	-	31,863
Interest provision - REFIS	62,185	-	62,185	-
	63,272	(21)	119,271	(2,853)

37 Results of Participations in Subsidiaries and Affiliated Companies

In the first six-month period of 2003, the results of participations in subsidiaries and affiliated companies were as follows:

	9.30.2003	9.30.2002	9.30.2003	9.30.2002
Equity in results of subsidiaries and affiliates
COPEL Geração S.A.	161,110	(76,620)	-	-
COPEL Transmissão S.A.	74,972	42,794	-	-
COPEL Distribuição S.A.	91,452	(8,901)	-	-
COPEL Telecomunicações S.A.	2,734	4,796	-	-
COPEL Participações S.A.	4,175	(18,150)	-	-
Subsidiaries and affiliates (a)	-	-	25,934	(14,949)
	334,443	(56,081)	25,934	(14,949)
Investment in other companies
Interest on own capital
Dominó Holdings S.A.	-	-	-	1,845
Dividends	61	52	61	52
Goodwill amortization
Sercomtel S.A. Telecomunicações	-	-	(3,171)	(3,171)
Sercomtel Celular S.A.	-	-	(435)	(435)
	61	52	(3,545)	(1,709)

	334,504	(56,029)	22,389	(16,658)

a) Equity in results of subsidiaries and affiliated companies

	Net income (loss) of Investee	Ownership		Consolidated Equity in results of subsidiaries and affiliates

	9.30.2003	(%)	9.30.2003	9.30.2002
Sercomtel S.A. Telecomunicações	1,362	45.00	613	(2,865)
Sercomtel Celular S.A.	2,521	45.00	1,134	963
Tradener Ltda.	-	45.00	-	283
Dominó Holdings S.A.	68,459	15.00	10,269	2,300
Escoelectric Ltda.	18	40.00	97	(326)
Copel Amec S/C Ltda.	43	48.00	21	(57)
Dona Francisca Energética S.A.	(4,544)	23.03	513	(18,005)
Carbocampel S.A.	(106)	49.00	(52)	58
Braspower S/C Ltda.	(917)	49.00	(244)	21
Centrais Eólicas do Paraná Ltda.	453	30.00	136	63
Foz do Chopim Energética Ltda.	8,841	35.77	3,162	1,917
UEG Araucária Ltda.	(81,752)	20.00	(84)	641
Onda Provedor de Serviços S.A.	(886)	24.50	(118)	-
Companhia Paranaense de Gás	20,562	51.00	10,487	228
Companhia Nacional de Intervias	-	50.00	-	(170)
			25,934	(14,949)

The Company’s directors authorized the subsidiary COPEL Participações to take the required measures for selling its ownership interest in Tradener, and for this reason the investment is recorded under “Assets and rights for sale” in noncurrent assets (Note 9).

38 Financial Results

		Company		Consolidated

	9.30.2003	9.30.2002	9.30.2003	9.30.2002
Financial income
Income from financial investments	6,116	26,776	45,593	41,208
Interest and commissions	4,966	4,725	51,272	43,631
Monetary variations	(2)	885	61,198	89,577
Late payment charges on energy bills	-	-	33,355	20,078
( - ) Taxes and social contributions on	(656)	(1,201)	(9,488)	(7,267)
financial income
Monetary restatement - CVA	-	-	33,990	-
Other financial income	3,032	510	17,305	7,545
	13,456	31,695	233,225	194,772
Financial expenses
Debt charges	19,059	8,961	159,996	130,689
Monetary and exchange variations	-	-	(128,859)	546,049
Interest on taxes payable in installments	290	6,609	290	6,608
Swap operation charges	-	-	11,585	-
Other financial expenses	879	4,616	26,798	46,947
	20,228	20,186	69,810	730,293

	(6,772)	11,509	163,415	(535,521)

39 Tariff Adjustments

a) Annual tariff adjustments

By means of Resolution 284/03, the National Electric Energy Agency (ANEEL) approved the energy tariffs applicable to the Company’s end consumers, established the annual revenue from connection installation, set the annual inspection fee for electric energy services and the charges for use of distribution systems.

The tariff increase would be in effect as of June 24, 2003, with an average increase of up to 25.27%.

As disclosed in a Significant Event, published on June 27, 2003, in order to mitigate the impacts of this adjustment for Paraná State consumers, avoid a possible reduction in demand, reduce the default levels, reward consumers for timely payment, and attract new consumers, mainly industrial ones, the Company’s Board of Directors, in its 60th Extraordinary Meeting held on August 26, 2003, and in its 102nd Ordinary Meeting held on September 9, 2003, approved the grant of a discount on energy billings, in the same percentage as the adjustment authorized by Aneel, for consumers who pay on time. This measure was also approved in the 159th Extraordinary General Meeting of October 3, 2003, and ratified by the 160th Extraordinary General Meeting of November 13, 2003.

b) Periodic tariff revision

The public service electric energy distribution concession agreements establish that ANEEL will perform the periodic revision of regulated tariffs, raising or lowering them, considering the changes in the concessionaire’s cost structure and market, tariff levels observed in similar companies in the domestic and foreign markets, fostering of investments, efficiency and reasonableness of tariffs.

ANEEL Resolution 493/02 establishes the methodology and general criteria for definition of the remuneration basis, for periodic revision of the tariffs of the energy distribution concessionaires.

COPEL’s tariff revision will occur on June 24, 2004 and, in compliance with Resolution No. 493, COPEL contracted through a bidding process the company Unisis Administração Patrimonial e Informática Ltda. which is valuing the assets for composition of the remuneration basis.

40 General Agreement for the Electric Energy Sector

COPEL Geração signed the General Agreement for the Electric Energy Sector in July 2002. COPEL Distribuição and ANEEL diverge as to the understanding of the rules set forth in the Agreement, and there are pending items at the administrative and judicial levels between the parties.

In 2002, the Company filed an administrative process against ANEEL relating to approval of “Portion A” (costs incurred in the period from January 1, 2001 to October 25, 2001). The Company wrote off the corresponding regulatory asset, amounting to R$ 302,967 as of December 31, 2002, since its legal counselors’ opinion is that chances of success in this proceeding are remote. The discussion of the process is limited to the inclusion or not of COPEL in the General Agreement for the Electric Energy Sector, in view of the existence of a lawsuit related to ANEEL Decision No. 288/2002.

41 Wholesale Energy Market (MAE)

Information on sale of electric energy of COPEL Distribuição recorded in the MAE accounts was not recognized by the Company as effective and definite for 2000, 2001 and the first quarter of 2002. This information was calculated under criteria and amounts set forth in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002, and the Company has already contested these decisions at the administrative and judicial levels.

The Company’s claim involves the partial sale of energy from Itaipu in the Southern and Southeastern submarkets so as to comply with the bilateral agreements of electricity with independent suppliers during the rationing period in 2001, when there was a significant difference in the prices of spot energy among the markets. As of December 31, 2002, the estimated amount of calculation differences is approximately R$ 361,000, not recorded by the Company as short-term energy payable.

On August 27, 2002, the Company obtained a favorable injunction issued by the Federal Regional Court - 1st Section, in order not to consider the accounting rules set forth in ANEEL Decision No. 288 and ANEEL Resolution No. 395.

Management, based on the opinion of its legal counsel, considers that the chances of success on these lawsuits are good.

	COPEL	COPEL		Consolidated
	Geração	Distribuição S.A.	Total	Total

			9.30.2003	6.30.2003
Current assets (Note 4)
From September 2000 to December 2002	310	-	310	1,856
From January to March 2003	-	-	-	8,061
From April to June 2003	-	-	-	6,814
From July to September 2003	4	20,370	20,374	-
	314	20,370	20,684	16,731
Current liabilities (Note 16)
From October to December 2002	-	-	-	14,288
From January to March 2003	-	-	-	3,977
From April to June 2003	-	-	-	7,418
From July to September 2003	1,720	-	1,720	-
	1,720	-	1,720	25,683

Changes in short-term energy amounts (MAE) in the third quarter of 2003 are a follows:

	Amounts pending settlement	Settlement	Additions	Consolidated Amounts pending settlement

	6.30.2003			9.30.2003
Current assets (Note 4)
Up to December 2002	1,856	(1,546)	-	310
From January to March 2003	8,061	(8,115)	54	-
From April to June 2003	6,814	(8,166)	1,352	-
From July to September 2003	-	(3,213)	23,587	20,374
	16,731	(21,040)	24,993	20,684
Current liabilities (Note 16)
Up to December 2002	14,288	(14,288)	-	-
From January to March 2003	3,977	(3,977)	-	-
From April to June 2003	7,418	(8,691)	1,273	-
From July to September 2003	-	-	1,720	1,720
	25,683	(26,956)	2,993	1,720

	(8,952)	5,916	22,000	18,964

On June 24, 2003, after conclusion of an audit, MAE disclosed a communication approving the new schedule for settlement of the remaining 50% related to operations conducted in the period from September 2000 to September 2002. The settlement occurred on July 3, 2003, and the dates previously agreed for settlement of operations related to October, November and December 2002 were maintained: July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts may be subject to changes, depending on the decisions of the ongoing lawsuits, filed by certain energy companies, and also by COPEL, related to the interpretation of the prevailing market rules. These companies, not included in the rationing area, obtained an injunction that nullifies the effect of ANEEL Decision No. 288, of May 16, 2002, which was intended to clarify to energy companies the treatment and form of application of certain accounting rules of MAE, included in the General Agreement for the Electric Energy Sector.

42. Financial Instruments

Company’s management, through a derivatives policy, carried out a currency swap operation with the objective of mitigating the effects of the foreign exchange variations on the exposure of liabilities indexed to the U.S. dollar.

At September 30, 2003, the nominal outstanding amount of the derivatives is R$ 444,383. The Company has an asset position corresponding to the foreign exchange variation and a liability position at the CDI rate percentage.

The book value of this financial instrument is restated according to the contracted rates, and, at September 30, 2003, the unrealized loss arising from the negative result of these operations designed to reduce the Company’s exposure to foreign currency variation, in the amount of R$ 11,585, is recorded in the results for the period.

43. Related-party Transactions

COPEL entered into a variety of related-party transactions with unconsolidated entities, including the sale of electricity. Electricity sales are based on tariffs approved by ANEEL, and the amounts billed are not material for disclosure purposes. All other transactions are completed on an arm’s-length basis.

Related parties	Nature of transactions	Note

Sercomtel S.A. Telecomunicações	Ownership percentage in Onda Provedor de Serviços S.A. (COPEL PAR)	12
	Lease of optical fibers (COPEL TELECOM)	-
Dominó Holdings S.A.	Ownership percentage in Sanepar (COPEL PAR)	12
Escoelectric Ltda.	Service provision and implementation of transmission lines and substations (COPEL DIS)	16
Copel Amec S/C Ltda.	Technical consulting services to Foz do Chopim Energética (COPEL GER)	-
Transfer of employees (COPEL GER)		-
Dona Francisca Energética S.A.	Shares pledged as collateral for loans (COPEL PAR)	-
Carbocampel S.A.	Reactivation of Figueira power plant (COPEL GER)	-
Braspower I.Engineering S/C Ltda.	Transfer of employees (COPEL GER)	-
Centrais Eólicas do Paraná Ltda.	Purchase of power (COPEL DIS)	-
Foz do Chopim Energética Ltda.	Loan for construction of power plant and transmission system	11
	Purchase of guaranteed energy (COPEL GER)	-
UEG Araucária Ltda.	Purchase of guaranteed energy (COPEL GER)	16
Onda Provedor de Serviços S.A.	Installment payments	9
Companhia Paranaense de Gás	Loans	11
	Purchase of gas (COPEL GER)	16 and 27
Consórcio São Jerônimo	Purchase and sale of electric energy (COPEL DIS)	-
	Provision of technical assistance services (COPEL GER)	-
Paraná State Government	CRC account (COPEL DIS)	7
Lactec	Economic, scientific, technological, social and sustainable
	development agreement for environmental preservation and
	conservation and fight against poverty	-
Eletrobrás	Loans and financing	14
Eletrobrás (Itaipu)	Purchase of electricity for resale	16 and 28
Fundação Copel	Pension/assistance plan contributions and loans	14 and 18

The balances arising from transactions between the Company and its wholly-owned subsidiaries are shown in Note 11.

The Company provided guarantees to its affiliated company Dona Francisca Energética S.A., for the loans obtained from the Interamerican Development Bank (IDB) (guaranteed by its shares of the affiliated company’s capital) and from the National Economic and Social Development Bank (BNDES) (joint debtor), in the amounts of US$ 47,000 thousand and R$ 47,300.

44. Wholly-owned Subsidiaries

The Quarterly Information of the Company’s wholly-owned subsidiaries: COPEL Geração (GER), COPEL Transmissão (TRA), COPEL Distribuição (DIS), COPEL Telecomunicações (TELECOM) and COPEL Participações (PAR), as of September 30, 2003, reclassified for consolidation purposes, is as follows.

ASSETS	GER	TRA	DIS	TELECOM	PAR

Current assets
Cash and banks	226,487	65,293	158,549	9,087	875
Consumers and resellers, net	230,757	36,335	538,639	-	-
Other accounts receivable, net	353	45	15,135	2,697	571
Services in progress	443	1,235	537	-	292
CRC transfer to the State Government of Paraná	-	-	99,668	-	-
Recoverable taxes and social contributions	7,604	13,050	91,291	1,783	1,474
Materials and supplies	-	6,598	9,343	1,274	-
Compensation account for Portion "A" variations	-	-	30,939	-	-
Prepaid expenses and other receivables, net	7,278	4,989	(5,211)	784	95
	472,922	127,545	938,890	15,625	3,307
Long-term receivables
Consumers and resellers	24,417	-	42,948	-	-
CRC transfer to the State Government of Paraná	-	-	904,096	-	-
Recoverable taxes and social contributions	44,755	40,236	312,041	9,639	5,140
Escrow deposits	3,632	8,211	22,127	167	-
Subsidiaries and affiliated companies and
parent company	147,605	20,181	-	-	-
Compensation account for Portion "A" variations	-	-	216,573	-	-
Other long-term assets	4,221	5,943	44,574	-	1,695
	224,630	74,571	1,542,359	9,806	6,835
Permanent assets
Investments	6,045	2,273	470	-	481,518
Property, plant and equipment
	3,105,163	934,567	1,729,159	143,552	253
( - ) Special liabilities	-	(7,140)	(662,263)	-	-
	3,111,208	929,700	1,067,366	143,552	481,771
Total assets
	3,808,760	1,131,816	3,548,615	168,983	491,913

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TELECOM	PAR

Current liabilities
Loans and financing	80,631	18,547	16,180	-	-
Debentures	-	-	31,484	-	-
Suppliers	132,369	4,262	571,874	4,758	4
Taxes and social contributions	38,567	31,447	157,736	930	1
Interest on capital	-	-	-	-	9.859
Accrued payroll costs	12,872	11,700	42,349	3,718	627
Post-employment benefits	19,735	13,830	39,920	2,833	111
Regulatory charges	10,031	760	45,631	13	-
Consumers and other payables	1,683	1,564	32,437	7	-
	295,888	82,110	937,611	12,259	10.602
Long-term liabilities
Loans and financing	930,291	128,571	146,720	-	-
Debentures	-	-	500,698	-	-
Suppliers	889	-	-	-	-
Post-employment benefits	108,541	103,652	348,890	22,685	903
Derivative operations	11,585	-	-	-	-
Taxes and social contributions	-	-	73,045	-	-
Subsidiaries and affiliated companies and parent company	-	-	80,441	21,958	159,415
Provisions for contingencies	25,118	20,579	130,936	410	-
Regulatory charges	-	-	-	-	-
	1,076,424	252,802	1,280,730	45,053	160.318
Shareholders' equity
Capital	2,338,932	751,989	1,607,168	120,650	330.718
Capital reserves	-	-	-	701	-
Revenue reserves	-	-	-	-	-
Retained earnings (accumulated losses)	97.516	44,915	(276,894)	(9,680)	(9,725)
	2,436,448	796,904	1,330,274	111,671	320.993
Total liabilities and shareholders' equity	3.808.760	1,131,816	3,548,615	168,983	491,913

STATEMENT OF INCOME	GER	TRA	DIS	TELECOM	PAR

Operating revenues
Electricity sales to final consumers	19,121	-	2,704,998	-	-

Electricity sales to distributors	643,916	-	132,706	-	-
Revenues from network availability	-	205,101	4,028	-	-
Revenues from telecommunications	-	-	-	44,787	-
Other revenues	13,021	2,530	35,958	6	-
Deductions from operating revenues	(43,467)	(15,813)	(872,487)	(6,488)	-
Net operating revenues	632,591	191,818	38,305	-	2,005,203
Operating expenses
Personnel and pension and assistance plans	62.290	50,616	217,960	14,589	2,085
Materials and outside services	181.486	8,218	119,205	4,637	547
Electricity purchased for resale	32,548	-	-	-	1,118,879
Use of electricity network system	37,216	-	240,858	-	-
Depreciation and amortization	75,329	26,182	102,549	14,064	34
Regulatory charges and other income and	56.385	4,317	142,463	1,542	44
expenses
	445,254	89,333	34,832	2,710	1,941,914
Profit (loss) from activities	187.337	102,485	63,289	3,473	(2,710)
Results of participations in other companies	-	-	-	-	22,328
Financial income (expenses), including exchange variation
Financial income	31,232	12,433	187,729	1,715	259
Financial expenses	29,918	3,207	(96,056)	(225)	(25)
	61,150	15,640	91,673	1,490	234
Operating profit	248,487	118,125	154,962	4,963	19,852
Non-operating results	788	(407)	(4,150)	(167)	(17,726)
Income before taxes	249,275	117,718	150,812	4,796	2,126
Income tax and social contribution	(88,165)	(42,746)	(59,360)	(2,062)	2,049
Net income for the period	161,110	74,972	91,452	2,734	4,175

05.01 – Comments on company performance during the quarter

The Comments on Company Performance during the Quarter are presented together with the Consolidated Comments on Company Performance.

06.01 – Consolidated Balance Sheet - Assets (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2003	4 - 6/30/2003
1	Total assets	9,036,798	8,812,537
1.01	Current assets	1,239,761	1,136,181
1.01.01	Cash and banks	501,055	366,028
1.01.02	Receivables	811,492	753,715
1.01.02.01	Consumers and resellers	639,181	630,512
1.01.02.02	Allowance for doubtful accounts	(57,133)	(57,133)
1.01.02.03	Trade accounts receivable, net	16,424	13,071
1.01.02.04	Services in progress	3,757	3,438
1.01.02.05	CRC transfer to the State Government of Paraná	99,668	81,978
1.01.02.06	Taxes and social contributions	67,688	65,149
1.01.02.07	Compensation account for Portion “A” variations	30,939	0
1.01.02.08	Prepaid expenses	4,397	989
1.01.02.09	Other receivables, net	6,571	15,711
1.01.03	Inventories	17,214	16,438
1.01.04	Other	0	0
1.02	Long-termreceivables	1,969,102	1,888,436
1.02.01	Sundry receivables	1,932,132	1,851,703
1.02.01.01	Consumers and resellers	67,365	63,465
1.02.01.02	CRC transfer to the State Government of Paraná	904,096	897,190
1.02.01.03	Taxes and social contributions	578,065	549,477
1.02.01.04	Judicial deposits	107,957	105,792
1.02.01.05	Compensation account for Portion “A” variations	216,573	177,056
1.02.01.06	Prepaid expenses and other receivables	58,076	58,723
1.02.02	Related companies	36,970	36,733
1.02.02.01	Associated companies	36,970	36,733
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanentassets	5,737,935	5,787,920
1.03.01	Investments	494,644	529,739
1.03.01.01	Associated companies	450,802	450,089
1.03.01.02	Subsidiary companies	29,154	25,378
1.01.01.03	Other investments	14,688	54,272
1.03.02	Property, plant and equipment	5,243,291	5,258,181
1.03.02.01	Property, plant and equipment in use	5,446,701	5,442,321
1.03.02.02	Property, plant and equipment in progress, net	465,993	473,172
1.03.02.03	Special liabilities	(669,403)	(657,312)
1.03.03	Deferred charges	0	0

06.02 - consolidated BALANCE SHEET - LIABILITIES and Stockholders’ Equity (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2003	4 - 6/30/2003
2	Total liabilities	9,036,798	8,812,537
2.01	Current liabilities	1,329,761	958,555
2.01.01	Loans and financing	115,358	112,337
2.01.02	Debentures	33,227	32,073
2.01.03	Suppliers	487,834	417,737
2.01.04	Taxes, charges and contributions	284,046	172,541
2.01.05	Dividends payable	637	638
2.01.06	Provisions	71,318	56,158
2.01.07	Payable to related companies	0	0
2.01.08	Other	173,854	167,071
2.01.08.01	Post-employment benefits	76,429	76,793
2.01.08.02	Regulatory charges	56,435	60,509
2.01.08.03	Consumers and other accounts payable	40,990	29,769
2.02	Long-term	2,884,141	2,861,760
2.02.01	Loans and financing	1,205,582	1,213,246
2.02.02	Debentures	600,698	596,600
2.02.03	Provisions	407,671	405,418
2.02.04	Payable to related companies	0	0
2.02.05	Other	670,190	646,496
2.02.05.01	Suppliers	889	889
2.02.05.02	Post-employment benefits	584,671	585,408
2.02.05.03	Taxes and social contributions	73,045	60,199
2.02.05.04	Regulatory charges	0	0
2.02.05.05	Derivative operations	11,585	0
2.03	Deferredincome	0	0
2.04	Minorityinterest	0	0
2.05	Shareholders’equity	4,986,383	4,992,222
2.05.01	Paid-up capital	2,900,000	2,900,000
2.05.02	Capital reserves	817,292	817,292
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	1,008,786	1,008,786
2.05.04.01	Legal	157,438	157,438
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	851,348	851,348
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings	260,305	266,144

07.01 - consolidated statement of income (R$ thousand)

1 – CODE	2– DESCRIPTION	3 – 7/1/2003 to 9/30/2003	4 – 1/1/2003 to 9/30/2003	5 – 7/1/2002 to 9/30/2002	6 – 1/1/2002 to 9/30/2002
3.01	Gross sales and/or	1,083,866	3,091,987	1,013,090	2,759,997
3.01.01	Electricity sales to final consumers	897,504	2,722,272	884,599	2,428,142
3.01.02	Electricity sales to distributors	133,190	221,092	60,756	160,296
3.01.03	Revenues from network availability	31,259	74,204	46,417	102,259
3.01.04	Revenues from telecommunications	7,438	23,422	7,533	25,041
3.01.05	Other operating revenues	14,475	50,997	13,785	44,259
3.02	Deductions	(327,220)	(938,255)	(295,572)	(791,514)
3.03	Net sales and/or	756,646	2,153,732	717,518	1,968,483
3.04	Cost of sales and/or	(683,562)	(1,865,839)	(593,567)	(1,476,237)
3.04.01	Personnel	(97,388)	(271,098)	(97,748)	(239,327)
3.04.02	Social security and assistance plans	(26,299)	(78,375)	(9,625)	(66,615)
3.04.03	Materials and inputs for energy production	(60,982)	(174,952)	(34,279)	(54,966)
3.04.04	Third-party services	(39,182)	(116,077)	(59,718)	(133,014)
3.04.05	Electric energy for resale	(230,302)	(595,897)	(271,256)	(537,709)
3.04.06	Electric energy for transportation	(4,774)	(13,517)	(3,756)	(10,902)
3.04.07	Transmission and distribution charges	(47,398)	(129,632)	(36,853)	(103,683)
3.04.08	Depreciation and amortization	(73,045)	(218,158)	(70,603)	(211,386)
3.04.09	Regulatory charges	(34,572)	(148,862)	(40,383)	(121,488)
3.04.10	Other operating expenses	(69,620)	(119,271)	30,654	2,853
3.05	Gross profit	73,084	287,893	123,951	492,246
3.06	Operating expenses/income	(15,361)	185,804)	(337,752)	(552,179)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(29,616)	163,415	(325,262)	(535,521)
3.06.03.01	Financial income	75,890	233,225	101,742	194,772
3.06.03.02	Financial expenses	(105,506)	(69,810)	(427,004)	(730,293)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiary and associated companies	14,255	22,389	(12,490)	(16,658)
3.06.06.01	Equity in the results	15,457	25,934	(11,286)	(14,949)
3.06.06.02	Investments in other companies	(1,202)	(3,545)	(1,204)	(1,709)
3.07	Operating profit	57,723)	473,697)	(213,801)	(59,933)
3.08	Non-operating results	(58,355)	(61,329)	(4,072)	(20,347)
3.08.01	Income	1,398	3,184	903	2,905
3.08.02	Expenses	(59,753)	(64,513)	(4,975)	(23,252)
3.09	Income (loss) before	(632)	412,368	(217,873)	(80,280)
3.10	Provision for income	(32,568)	(191,292)	(68,375)	(134,481)
3.10.01	Income tax	(22,974)	(140,504)	(49,953)	(98,764)
3.10.02	Social contribution	(9,594)	(50,788)	(18,422)	(35,717)
3.11	Deferred taxes	27,361	39,229	147,923	164,818
3.11.01	Income tax	19,276	28,846	101,898	114,697
3.11.02	Social contribution	8,085	10,383	46,025	50,121
3.12	Statutory participations	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest	0	0	0	0
3.14	Minority interest	0	0	0	0
3.15	Net income (loss)	(5,839)	260,305	(138,325	(49,943)
	Number of shares, except treasury (unit)	273,655,376,270	273,655,376,270	273,655,376,270	273,655,376,270
	Net income per share			0.00095
	Loss per share	(0.00002)		(0.00051)	(0.00018)

08.01 - Comments on consolidated performance during the quarter

Distribution

Consumer connections: From January to September 2003, 59,979 new connections were made.

Compact grid – COPEL is implementing compact grids in urban areas, with a high level of forestation nearby the distribution grids. This technology avoids cutting the trees and improves the supply quality, reducing the number of stoppages. In September 2003, the total of compact grids implemented was 1,323 km.

Market statistics – The COPEL electric energy generation, from January to September 2003, was 13,146 GWh, as compared to the electric energy purchased from Itaipu of 4,142 GWh and from CIEN of 2,555 GWh, demonstrated as follows:

Direct distribution by consumption class (GWh) – The table below shows the consumption performance by consumer class from January to September 2003:

Class			In GWh
	09.30.2003	09.30.2002	Variation
Residential	3,287	3,229	1.8%
Industrial	5,386	5,669	-5.0%
Commercial	2,128	2,028	4.9%
Rural	935	911	2.6%
Free consumers (industrial) out of the State of	991	815	21.6%
Paraná
Other	1,259	1,228	2.5%
	13,986	13,880	0.8%

Industrial consumption per sector (GWh) – The table below presents the electric energy consumption of the main industrial sectors:

Sector			In GWh
	09.30.2003	09.30.2002	Variation
Paper, cardboard and cellulose	925	1,271	-27.2%
Food	1,377	1,344	2.5%
Chemical	390	344	13.4%
Vehicles	305	296	3.0%
Wood	595	517	15.1%
Other	1,794	1,897	-5.4%
	5,386	5,669	-5.0%

Number of consumers – The number of consumers billed in September 2003 was 3,071,361, an increase of 2.6% as compared to the same month of the prior year.

Class			Consumers
	09.30.2003	09.30.2002	Variation
Residential	2,410,226	2,349,687	2.6%
Industrial	48,240	45,980	4.9%
Commercial	255,096	250,973	1.6%
Rural	319,574	310,352	3.0%
Other	38,225	37,372	2.3%
	3,071,361	2,994,364	2.6%

The discounts for consumers that pay on time reduced significantly the number of delinquent consumers.

In June 2003, the default level was R$ 187,000 thousand, corresponding to 5.4% of the annual billings. In September 2003, this percentage was reduced to 3.5% of the annual billings.

Management

Staff – COPEL’s workforce at the end of the third quarter of 2003 was 5,898 employees, distributed between its wholly-owned subsidiary companies, as follows: COPEL Geração, 798; COPEL Transmissão, 774; COPEL Distribuição, 4,065; COPEL Telecomunicaçóes, 236 and COPEL Participaçóes 25 employees.

Market relationships

From January to September 2003, the COPEL nominative common shares (ON) were traded in 100% of the sessions of the São Paulo Stock Exchange (BOVESPA), the class “A”nominative preferred shares (PNA), 12% and the class “B” nominative preferred shares (PNB), 100%.

In the New York Stock Exchange (NYSE), the PNB shares are negotiated as ADSs, which were traded in 100% of the sessions of that exchange.

In the Market for Latin American Stocks in Euros (LATIBEX), of the Madri Stock Exchange, the PNB shares are also negotiated, with the code XCOP, traded in 100% of the sessions of that exchange.

In Bovespa, the ON shares closed the period, per thousand shares, at R$ 6.55, and the PNB, at R$ 9.07. In the NYSE, the ADSs closed the period at US$ 3.22, and in LATIBEX, the XCOPs closed the period at 2.69 euros.

Stock activity	ON		PNB
	Total	Daily average	Total	Daily average
Bovespa
Trading	8,298	44	72,742	389
Quantity (thousand)	17,047,200	91,161	157,240,900	840,860
Volume (R$ thousand)	116,049	621	1,419,544	7,591
Participation	187	100%	187	100%
Nyse
Trading			ND	ND
Quantity (thousand)			80,484,700	428,110
Volume (US$ thousand)			236,443	1,258
Participation			188	100%
Latibex
Trading			ND	ND
Quantity (thousand)			845,095	4,471
Volume (€ thousand)			2,208	12
Participation			189	100%

Finance

Tariffs – Upon the approval of ANEEL Resolution 284/03, effective as from June 24, 2003, COPEL Distribuição S.A. was authorized to readjust its supply tariffs, by on average 25.27%. This readjustment was applied to all consumers, with a discount, at exactly the same amount, for those who pay bills to COPEL on time.

The average electric energy supply tariff in September 2003 reached R$ 156.37/MWh, an increase of 10.6% as compared to the average tariff in September of the prior year. The average purchase tariff of ITAIPU, in September 2003, was reduced by 33.0% as compared to the average tariff in September of the prior year.

Through ANEEL Resolution 392/2003, the tariffs for selling COPEL’s electric energy to CELESC (initial contracts) were approved, with an increase of 22.7% for the demand tariff and 22.8% for the consumption tariff. The ANEEL Resolution 420/03 readjusted the tariffs for selling COPEL’s electric energy to FORCEL in 18.7% for the demand tariff and 43.4% for the consumption tariff.

Tariffs			R$/MWh
	09.30.2003	09.30.2002	Variation
Supply	156.37	141.42	10.6%
Initial contracts (*)	66.32	52.87	25.4%
Itaipu (purchase) (**)	94.37	140.95	-33.0%

(*) Initial contracts of COPEL Distribuição with small concessionaires
(**) Includes Furnas tariff

In September 2003, the direct distribution class with the largest participation in the supply revenue (without taking into consideration the free consumers out of the State of Paraná) was the residential class (36.2%), with an average tariff of R$ 226.72 /MWh. The average tariff of the industrial class reached R$ 112.26/MWh, representing 30.4% of the total supply revenue (without taking into consideration the free consumers out of the State of Paraná).

Tariffs			R$/MWh
	09.30.2003	09.30.2002	Variation
Residential	226.72	220.43	2.9%
Industrial	112.26	93.39	20.2%
Commercial	184.53	182.31	1.2%
Rural	131.86	129.23	2.0%
Other	139.05	135.61	2.5%
Total supply	156.37	141.42	10.6%

16.01 – OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
STATEMENT OF CASH FLOW
(SUPPLEMENTAL TABLE I )
For the periods ended September 30, 2003 and 2002 (In thousands of Brazilian reais - R$)
	Company		Consolidated
	2003	2002	2003	2002
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss) for the period	260,305	(49,943)	260,305	(49,943)
Items not affecting cash:
Allowance for doubtful accounts	-	-	18,500	18,448
Depreciation and amortization	-	-	218,158	211,386
Long-term monetary variations - net	(3,922)	(5,278)	(220,754)	409,383
Equity in results of subsidiaries and affiliates	(334,443)	56,081	(25,934)	14,949
Deferred income and social contribution taxes	(60,374)	(451)	10,213	12,833
Provisions for losses on investments	-	-	17,781	-
Provisions for losses on tax incentives	39,590	-	39,590	-
Provisions for long-term liabilities - post-employment benefits	-	-	76,873	64,754
Provisions for long-term liabilities - derivative operations	-	-	11,585	-
Provisions for long-term liabilities - labor contingencies	526	-	13,165	2,535
Provisions for long-term liabilities - tax contingencies	-	-	3,757	-
Write-off of escrow deposits and others	-	-	3,698	4,937
Sale of investments	-	-	245	58
Amortization of goodwill on investments	-	-	3,606	3,606
Disposal of property, plant and equipment in service	-	-	5,565	16,906
	(358,623)	50,352	176,048	759,795
Changes in current assets
Consumers and resellers	-	-	(75,008)	(152,429)
Other receivables - net	44,157	27,270	(8,455)	18,941
Services in progress	2	9	5,746	(2,618)
CRC transfer to the State Government of Paraná	-	-	(42,666)	26,901
Recoverable taxes and social contributions	17,994	(3,548)	128,045	(103,126)
Materials and supplies	-	-	3,472	715
Compensation account for Portion "A" variations	-	-	57,850	72,495
Prepaid expenses	-	-	9,689	(2,795)
Other receivables - net	3,288	11,139	11,812	(5,033)
	65,441	34,870	90,485	(146,949)
Changes in current liabilities
Suppliers	291	134	233,325	141,479
Taxes and social contributions	59,726	5,273	123,428	(23,404)
Accrued payroll costs	(140)	339	26,189	(3,368)
Post-employment benefits	-	-	(79,124)	(71,876)
Regulatory charges	-	-	14,184	427
Consumers and other payables	490	33	1,366	5,062
	60,367	5,779	319,368	48,320
Changes in long-term receivables
Consumers and resellers - reclassified from current assets	-	-	(37,090)	-
Deferred and recoverable taxes and social contributions	-	-	(3,009)	(129,009)
Escrow deposits	(2,714)	(22,500)	(13,738)	(31,445)
Subsidiaries and affiliated companies	-	(141,287)	-	-
Compensation account for Portion "A" variations	-	-	(115,169)	(23,715)
Compensation account for Portion "A" variations - reclassified from current assets	-	-	(78,846)	(90,890)
Other long-term assets	-	(3,512)	(4,175)	(3,742)
	(2,714)	(167,299)	(252,027)	(278,801)
Increase in long-term liabilities
Subsidiaries and affiliated companies	82,247	-	-	-
	82,247	-	-	-
Total (used) provided by operating activities	107,023	(126,241)	594,179	332,422

STATEMENT OF CASH FLOW (SUPPLEMENTAL TABLE I)
For the periods ended September 30, 2003 and 2002 (In thousands of Brazilian reais - R$)
	Company		Consolidated
	2003	2002	2003	2002
CASH FLOW FROM INVESTING ACTIVITIES
Ownership interest - UEG Araucária Ltda.	-	-	(1,460)	(45,967)
Ownership interest - Campos Novos Energia S.A.	-	-	(9,873)	(32,458)
Ownership interest - Centrais Elétricas do Rio Jordão - Elejor			(23,028)	(2,722)
Ownership interest - other companies	(5)	(560)	(146)	(753)
Dividends received	-	-	458	1,467
Used in property, plant and equipment - Salto Caxias power plant	-	-	(2,774)	(3,588)
Used in property, plant and equipment - other generation works	-	-	(4,284)	(32,744)
Used in property, plant and equipment - transmission works	-	-	(42,097)	(39,355)
Used in property, plant and equipment - distribution works	-	-	(102,912)	(116,210)
Used in property, plant and equipment - telecommunications and installation work in general	-	-	(16,683)	(12,332)
Consumer contributions	-	-	35,989	28,640
Donations and grants received	4	-	4	-
Judicial deposits redemption	-	-	-	-
Total (used in) provided by investing activities	(1)	(560)	(166,806)	(256,022)
CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	(129,470)	(126,548)	(104,297)	(204,478)
Debentures	(21,934)	527,916	(21,934)	527,916
Interest on capital	(6)	(55,433)	(6)	(55,433)
Total (used in) provided by financing activities	(151,410)	345,935	(126,237)	268,005
INCREASE (DECREASE) IN CASH	(44,388)	219,134	301,136	344,405
Cash at beginning of period	85,152	103,430	199,919	165,578
Cash at the end of the period	40,764	322,564	501,055	509,983
Increase (decrease) in cash	(44,388)	301,136	219,134	344,405

17.01 – Report on limited review

To the Board of Directors and Shareholders
Companhia Paranaense de Energia - COPEL

We have carried out a limited review of the Quarterly Information (ITR) of Companhia Paranaense de Energia - COPEL (parent company and consolidated) for the quarter ended September 30, 2003. This information is the responsibility of the Company’s management.

Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

As mentioned in Note 34 to the quarterly financial information as of September 30, 2003, the Company and its subsidiaries have recognized, in current assets, receivables in the amount of R$ 20,684 thousand (June 30, 2003 - R$ 16,731 thousand) and, in current liabilities, payables in the amount of R$ 1,720 thousand (June 30, 2003 - R$ 25,683 thousand), related to the sale and purchase of energy in the Wholesale Energy Market (MAE). These amounts, which take into consideration the injunction that suspended the liquidation of the amounts determined by ANEEL Decision 288 and Resolution 395, may be subject to changes depending on the judgment of the injunction and of the legal actions filed by market participants regarding the interpretation of prevailing market rules.

The reviews of the Quarterly Information (ITR) as of and for the quarters and periods ended June 30, 2003 and September 30, 2002, presented for comparative purposes, were audited by other independent accountants, who issued reports, dated August 18, 2003 and November 8, 2002, respectively, containing: (i) an emphasis paragraph as to the fact that the Company and its subsidiaries recognized, in current assets, amounts receivable and, in current liabilities, amounts payable, related to the sale and purchase of energy carried out in the Wholesale Energy Market (MAE), based on the calculations prepared and disclosed by MAE (September 30, 2002 – the amounts include management estimates), in amounts identified at the related dates, and that these amounts may be subject to changes that may arise from the judgment of the legal actions filed by market participants regarding the interpretation of prevailing market rules; (ii) an emphasis paragraph as to the fact that the statement of cash flow, presented in the mentioned quarterly information, was also subject to the same review procedures and is fairly presented, in all material respects, in relation to the quarterly information taken as a whole.

Our review was conducted with the objective of issuing a report on the Quarterly Information (ITR) referred to in the first paragraph. The consolidated statement of cash flow, presented in the Quarterly Information (ITR) to provide additional information on the Company, is not required by the accounting practices adopted in Brazil. The statement of cash flow for the quarter ended September 30, 2003 was subject to the limited review procedures described in the second paragraph and we are not aware of any material modifications that should be made in order that such information be fairly presented, in all material respects, in relation to the Quarterly Information (ITR) taken as a whole.

Curitiba, November 14, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" PR

Pedro Ozires Predeus	Carlos Alexandre Peres
Contador CRC 1SP061331/O-3 "S" PR	Contador CRC 1SP198156/O-7 "S" PR

CONTENTS
GROUP	EXHIBIT	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head office	1
01	03	Investor relations officer (Company mail address)	1
01	04	General information/Independent accountant	1
01	05	Capital composition	2
01	06	Characteristics of the company	2
01	07	Companies excluded from the consolidated financial statements	2
01	08	Distributions approved and/or paid during and after the quarter	2
01	09	Subscribed capital and alterations in the current year	3
01	10	Investor relations officer	3
02	01	Balance sheet – assets	4
02	02	Balance sheet – liabilities and stockholders' equity	5
03	01	Statement of income	6
04	01	Notes to the Quarterly Information	8
05	01	Comments on company performance during the quarter	56
06	01	Consolidated balance sheet – Assets	57
06	02	Consolidated balance sheet – Liabilities and stockholders’ equity	58
07	01	Consolidated statement of income	59
08	01	Comments on consolidated performance during the quarter	61
16	01	Other information the company considers relevant	65
17	01	Report on limited review – Without Exceptions	67

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2003

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.